Exhibit 99.2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements”, within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. These forward-looking statements include among others, statements with respect to our financial and operating objectives and strategies to achieve those objectives, capital committed to our funds, the potential growth of our asset management business and the related revenue streams therefrom, statements with respect to the prospects for increasing our cash flow from or continued achievement of targeted returns on our investments, as well as the outlook for the company’s businesses and for the Canadian, United States and global economies and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions.

The words “believe”, “typically”, “expect”, “think”, “potentially”, “encouraging”, “principally”, “tend”, “primarily”, “generally”, “represent”, “anticipate”, “position”, “intend”, “estimate”, “encouraging”, “expanding”, “scheduled”, “should”, “endeavour”, “promising”, “seeking”, “often” and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “may”, “will”, “should”, “likely”, “would” or “could” are predictions of or indicate future events, trends or prospects and which do not relate to historical matters or identify forward-looking statements. Although Brookfield Asset Management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Investment Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as may be required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-GAAP ACCOUNTING MEASURES

This Annual Report and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statements of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brookfield’s results.

Brookfield Asset Management | 2007 ANNUAL REPORT 9

Management’s Discussion and Analysis of Financial Results

PART 1 – INTRODUCTION

The information in this Management Discussion and Analysis of Financial Results (“MD&A”) should be read in conjunction with our audited consolidated financial statements, which are included on pages 83 through 115 of this report. Additional information, including the company’s Annual Information Form, is available on the Corporation’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com. For additional information on each of the five most recently completed financial years, please refer to the table on page 116 of this report.

BUSINESS OVERVIEW

Brookfield is a global asset management company, with a primary focus on property, power and infrastructure assets. We have established leading operating platforms in these sectors and, through them, own and manage a broad portfolio of high quality assets that generate long-term cash flows and opportunities for value creation for us and our clients. We create value for our shareholders by increasing, over time, the cash flows generated by managing these assets for our clients as well as from the capital that we have invested alongside our clients.

BASIS OF PRESENTATION

We have organized the MD&A on a basis that is consistent with how we operate the business. We organize our activities into a Corporate Group and individual Operating Platforms which focus on a specific business segment. These platforms include commercial properties, power generation, infrastructure, development and other properties, specialty funds and advisory services.

We make a distinction within our operating platforms between Asset Management and Operations. We characterize Asset Management as including, among other things: strategic oversight, investment analysis, capital allocation and advisory and other specialized services such as investment banking, facilities management and property leasing. Operations represent the balance of activities directly associated with the underlying businesses. Accordingly, we segregate our financial results between Asset Management and Operations. We also segregate our financial results and our assets, liabilities and capital by Operating Platform.

In reporting our asset management activities, we recognize not only the results of the asset management activities that we perform on behalf of our clients, but also in respect of our own capital. We do this in order to present our results and margins on a consistent and more meaningful basis. For capital invested by us in established funds, we report the related

10 Brookfield Asset Management | 2007 ANNUAL REPORT

fees on the same terms as our clients. For the balance of our capital that is invested directly in similar assets, we attribute cash flows by applying a percentage fee to the estimated value of the operations. While this attribution is currently an internal allocation, we intend to provide co-investors the opportunity to participate in many of these assets over time, which will replace this attribution with cash flows from third parties and provide us with additional capital to expand our operating platforms in the process.

We use operating cash flow as a key measure of our financial performance. This is a non-GAAP measure and differs from net income, and may differ from definitions of operating cash flow used by other companies. We define operating cash flow as net income prior to such items as depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations.

We present invested capital and operating cash flows on a “total” basis, which is similar to our consolidated financial statements and a “net” basis. Net invested capital and net operating cash flows represent our pro rata interest in the underlying net assets and cash flows. They are, with the exception of the operations of Brookfield Properties Corporation, presented on a deconsolidated basis meaning that assets are presented net of associated liabilities and non-controlling interests. Similarly, cash flows are represented net of carrying charges associated with related liabilities and cash flow attributable to related non-controlling interests. Net invested capital and net operating cash flows, in our view, represent a more consistently comparable basis of presentation than our consolidated financial statements which include our operations under various methods, including equity accounting, proportional consolidation and full consolidation.

We provide reconciliations between this basis of presentation in the MD&A and our consolidated financial statements. In particular, we reconcile operating cash flow and net income on page 30. The tables on pages 72 and 73 provide a reconciliation between our consolidated financial statements and basis of presentation used herein.

Unless the context indicates otherwise, references in this MD&A to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. All financial data included in the MD&A has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and specified non-GAAP measures unless otherwise noted. All figures are presented in U.S. dollars, unless otherwise noted.

Brian D. Lawson	Sachin G. Shah
Managing Partner and Chief Financial Officer	Senior Vice President, Finance

February 7, 2008

Brookfield Asset Management | 2007 ANNUAL REPORT 11

PART 2 – PERFORMANCE REVIEW

SUMMARY

In this section we review our performance during 2007, our financial position at year end and our outlook for 2008. Further details on our operations and financial position are contained within Part 5 – Description of Operating Platforms beginning on page 48.

Operating cash flow totalled $1.9 billion for the year compared with $1.8 billion in 2006 and $0.9 billion in 2005. This represents an increase of 6% over 2006 and is more than double the cash flows reported in 2005. Excluding the impact of realization gains, operating cash flows increased by 46% over the comparable 2006 results.

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2007	2006	2005
Operating cash flow
– total	$1,907	$1,801	$908
– per share [1]	3.11	2.95	1.46
– prior to realization gains	1,736	1,191	908

[1]	Adjust to reflect three-for-two stock split

We continued to make progress in expanding our asset management activities and associated income through the acquisition of additional assets and expansion into new geographic regions. This has resulted in increases in both assets and capital under management, a higher level of annualized base fee revenues and increases in the amount of accumulated performance returns such as performance fees, carried interest participations and incentive distributions. We recorded improved results across most of our operating platforms, particularly in our property and specialty fund groups, which generated strong investment returns for ourselves and our clients. We also experienced strong performance within our private equity and financial asset portfolios, which more than offset the impact of lower water levels on our power generation facilities as well as the impact of weakness in the U.S. housing markets. The increase in 2006 operating cash flow from the 2005 results reflected a higher level of realization gains, expansion of our operating platform through acquisitions and the impact of above average water flows on our power generation business.

Realization gains contributed $171 million during 2007 compared with $610 million in 2006. Realization gains are gains or losses that arise on transactions involving long-term assets and liabilities, such as a disposition or change in ownership. We do not include gains or losses that relate to shorter-term items such as financial assets or assets held in opportunity or restructuring funds, because these are a regular part of ongoing activities. The timing of realization gains is, due to their nature, difficult to predict, however, they do reflect a portion of the increase in the underlying value of our operations and represent an important part of our long-term returns.

The following table presents net income for the past three years determined in accordance with Canadian GAAP. We do not utilize net income as a key metric in assessing the performance of our business because, in our view, it contains measures that may distort the ongoing performance and intrinsic value of the underlying operations. Nevertheless we recognize the importance of net income as a key measure for many users and provide a full discussion of our net income and a reconciliation to operating cash flow.

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2007	2006	2005
Net income
– total	$787	$1,170	$1,662
– per share [1]	1.24	1.90	2.72
– prior to realization gains and accounting change	941	624	562

[1]	Adjust to reflect three-for-two stock split

Net income prior to realization gains and a change in accounting policy was $941 million compared with $624 million last year and $562 million in 2005. The increase in each of 2007 and 2006 over prior years reflects increases in operating cash flow noted above, offset by depreciation on recently acquired assets. We reconcile net income to operating cash flow on page 30.

Realization gains included in net income totalled $177 million in 2007, representing the $171 million of net gains included in operating cash flows as noted above and a $6 million recovery of non-cash accounting tax provisions net of minority interests. Realization gains included in net income during 2006 totalled $546 million, and differs from the $610 million of gains included in operating cash flow due to non-cash tax provisions net of minority interest totalling $64 million. Realization gains in 2005 represented an after-tax gain of $1.1 billion on the sale of a large legacy investment.

12 Brookfield Asset Management | 2007 ANNUAL REPORT

The change in accounting policy resulted in an accrued gain of $331 million on an investment sold during the year being recorded directly in opening retained earnings as opposed to net income due to prescribed changes in accounting guidelines.

We measure our performance against two specific criteria which are set out in the following table together with our annual performance over the past five years:

	Long-term	Five-Year	Annual Results
FOR THE YEARS ENDED DECEMBER 31	Objective	Results	2007	2006	2005	2004	2003
Operating cash flow and gains per share [1]			$3.11	$2.95	$1.46	$1.03	$0.95
Annual growth	12%	35%	5%	102%	41%	8%	35%
Cash return on book equity per share	20%	25%	30%	34%	21%	19%	18%

[1]	Adjust to reflect three-for-two stock split

Annual cash flow growth in 2007 was below our long-term objective, however this is largely due to the particularly strong results and higher level of realization gains recorded in 2006. Annualized growth over the last five years was 35%. We achieved a 30% cash return on equity during 2007 and a 25% average return over the past five years.

The results for the five years ending in 2007 and the year ended 2006, respectively, exceed our long-term expectations. Accordingly, shareholders should not expect us to generate this rate of growth on an ongoing basis.

Segmented Operating Results

The following table distinguishes our operating cash flows between the operating returns on our invested capital and the returns from our asset management activities:

	2007			2006
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Asset Management	Operations	Total Platform	Asset Management	Operations	Total Platform
Operating platforms	$695	$1,479	$2,174	$483	$1,165	$1,648
Cash and financial assets	—	695	695	—	396	396
Realization gains	—	158	158	—	610	610
	695	2,332	3,027	483	2,171	2,654
Unallocated costs	(264)	(488)	(752)	(192)	(414)	(606)
	431	1,844	2,275	291	1,757	2,048
Co-investor interests	(65)	(303)	(368)	(54)	(193)	(247)
	$366	$1,541	$1,907	$237	$1,564	$1,801

Our asset management activities generated $366 million of operating cash flow during 2007 compared with $237 million during 2006. These results include base management fees and performance returns from existing funds, as well as fees attributed to assets that we manage on our own behalf that are not yet held through funds. The increase is due to a higher level of capital deployed compared to 2006.

Our operating platforms contributed $1.5 billion of operating cash flow prior to realization gains and unallocated costs, representing an increase of 27% over 2006, due to continued growth and strong performance in a number of our operations. These results are net of fees charged in respect of asset management activities. We discuss these results in greater detail in the Operating Platforms Section beginning on page 16.

Investment income generated from our financial assets and other activities increased to $695 million reflecting a higher level of investment gains over the prior year. Realization gains were significantly higher in 2006, more than offsetting the positive variance in investment income, as we realized gains on the monetizations of a number of our long-term assets during that year in the process of establishing new funds and other activities.

The increase in unallocated costs reflects the expansion in our operating platforms as well as an increased level of activity devoted to the development of new operating platforms and the expansion of our asset management capabilities, as well as a modest increase in interest costs.

Brookfield Asset Management | 2007 ANNUAL REPORT 13

Co-investor interests are comprised principally of the cash flows attributable to minority shareholders of Brookfield Properties Corporation as all other cash flows are shown net of the associated co-investor interests as explained under Basis of Presentation.

Overview of Asset Management Results

The following table summarizes asset management income and fees generated for the past two years. “Total” represents fee income generated by the assets and capital under management on a 100% basis, including amounts attributed to the capital we have invested in established funds with co-investors as well as assets that are held directly by Brookfield, whereas “Third Party” amounts represent only amounts earned by us from assets and capital managed on behalf of clients (i.e. it excludes operating cash flow generated on our own capital, which is eliminated in preparing our financial statements in accordance with GAAP).

The following table sets out the key components of revenues from core asset management activities:

	Total		Third Party
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	2007	2006
Base management fees	$349	$290	$104	$68
Performance returns	12	5	8	3
Transaction fees	116	33	103	31
Property services	184	139	166	139
Investment banking	34	16	34	16
	695	483	415	257
Direct operating costs	(264)	(192)	—	—
Co-investor interests in consolidated operations	(65)	(54)	—	—
	$366	$237	$415	$257

Base management fees are a key measure in assessing the growth of our business. They increased during 2007 as a result of new funds and increases in the amount of capital under management. As at December 31, 2007, annualized base management fees on existing funds and assets under management totalled $160 million (2006 – $100 million), of which $120 million (2006 – $75 million) relates to client capital.

Base management fees include the fees of $104 million (2006 – $68 million) earned from third-party clients, $33 million (2006 – $13 million) from the capital that we have invested in existing funds and $212 million (2006 – $209 million) attributed to assets that are not held in existing funds.

Transaction fees include a substantial fee earned in the first quarter of 2007 in connection with our efforts to establish a North American retail property platform and an associated capital commitment. Transaction fees also include investment fees earned in respect of financing activities and include commitment fees, work fees and exit fees.

Property services fees include property and facilities management, leasing and project management and a range of real estate services. The increase reflects a higher level of activity within our facilities management operations. We provide specialized investment banking services in North America and Brazil. These groups increased fees during the year through the expansion of their operating base and by concluding a number of successful mandates.

The level of performance returns recorded in our results continues to be modest because they tend to materialize later in the life cycle of a fund and because we have elected to follow accounting guidelines that defer recognition in our financial statements. The following table includes performance returns on established funds that we believe have accumulated during the year, but are not included in our reported results. As our funds mature, we expect to be able to recognize an increasing portion of these accumulated fees.

	Total		Third Party
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	2007	2006
Net performance returns accumulated during the year	$272	$100	$92	$57
Less: returns reported in financial results	(12)	(5)	(8)	(3)
Unrecognized performance returns accumulated during the year	$260	$95	$84	$54

14 Brookfield Asset Management | 2007 ANNUAL REPORT

The increase in third-party accumulated performance returns, net of direct expenses, that has not been reflected in operating cash flows represents $0.14 per share and $0.09 per share, respectively, during each of 2007 and 2006.

	Total		Third Party
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	2007	2006
Accumulated returns, beginning of year	$95	$—	$54	$—
Accumulated during the year	260	95	84	54
Total accumulated performance returns	$355	$95	$138	$54

We estimate that approximately $29 million of direct expenses will arise on the realization of the returns that have accumulated to date (2006 – $11 million). The average period of time over which these accumulated returns may be realized is six years, based on the terms of the relevant contracts. We expect that the ultimate receipt of these amounts will not result in any meaningful cash taxes.

Assets Under Management and Invested Capital

The following table presents the book values of total assets under management at the end of December 31, 2007 and December 31, 2006, including our interests and those of our co-investors, capital commitments by our co-investors, and Brookfield’s invested capital measured in terms of consolidated assets and net invested capital.

	Total Assets Under Management		Co-investor Commitments[1]		Brookfield Invested Capital
					Consolidated Assets		Net Invested
AS AT DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006
Operating platforms
Commercial properties	$30,750	$21,114	$2,898	$2,317	$25,315	$17,231	$4,803	$3,773
Power generation	6,802	5,390	—	—	6,802	5,390	1,425	1,368
Infrastructure	6,755	4,333	1,192	1,171	4,435	4,333	1,645	864
Development and other properties	9,081	4,913	359	116	9,081	4,913	3,541	1,783
Specialty funds	7,487	7,867	3,547	2,118	2,736	1,797	1,137	1,182
Advisory services	26,237	20,460	26,237	20,460	—	—	—	—
	87,112	64,077	34,233	26,182	48,369	33,664	12,551	8,970
Private equity investments	3,851	3,450	—	—	3,851	3,450	1,336	1,404
Cash and financial assets	1,367	1,673	—	—	1,367	1,673	867	1,149
Other assets	2,010	1,921	—	—	2,010	1,921	2,010	1,921
	$94,340	$71,121	$34,233	$26,182	$55,597	$40,708	$16,764	$13,444
1	Includes incremental co-investment capital

Assets under management and invested capital were impacted by three significant transactions during 2007. The acquisition of Multiplex increased total assets under management within our operating platforms by $5.7 billion. This included $2.5 billion of assets in property funds managed by the company and $3.2 billion of directly held property assets. Our net invested capital in Multiplex, net of debt, is approximately $2 billion.

We also acquired $1.9 billion of private timberlands in the U.S. Pacific Northwest for a net investment of approximately $670 million. This resulted in increased assets under management and net invested capital within our infrastructure operations. Consolidated infrastructure assets were relatively unchanged as the addition of the timberlands was offset when we commenced accounting for our Chilean transmission operations on an equity accounted basis.

Within our advisory group, assets under management and co-investor commitments both increased by approximately $6 billion, largely from the acquisition of a Chicago-based real estate securities manager.

Finally, the increase in the value of the Canadian dollar, the British pound and the Brazilian real against the U.S. dollar increased the carrying values of most of the assets denominated in these currencies.

Brookfield Asset Management | 2007 ANNUAL REPORT 15

Changes in the net invested capital by us in our operations over the past two years are shown in the following table:

	Change in Brookfield’s Net Invested Capital
PERIODS ENDING DECEMBER 31 (MILLIONS)	2006/2007	2007	2006
Operating platforms
Commercial properties	$1,742	$1,030	$712
Power generation	228	57	171
Infrastructure	1,299	781	518
Development and other properties	2,421	1,758	663
Specialty funds	638	(45)	683
Total operating platforms	6,328	3,581	2,747
Private equity investments	43	(68)	111
Cash and financial assets	(1,263)	(282)	(981)
Other assets	219	89	130
	5,327	3,320	2,007
Net invested capital – beginning of period	11,437	13,444	11,437
– end of period	$16,764	$16,764	$13,444

Net capital invested in our operating platforms increased by $6.3 billion, mostly in our property and infrastructure operations. Capital invested in cash and financial assets declined as we monetized a number of investments to capture value appreciation and fund the expansion of our operating base.

OPERATING PLATFORMS

In this section, we review the results of our principal operating platforms. Further details on our activities can be found in Part 5 – Description of Operating Platforms beginning on page 48.

The following table presents our operating cash flows for the past two years on a segmented basis. The results are classified by operating platforms and separated between the cash flows attributable to our asset management activities and those generated from the capital invested by us in our operating platforms. The cash flows in this section are presented on a net basis (i.e. after deducting associated interest expense and co-investor interests) unless otherwise noted.

			Net Operating Cash Flow
	Total Operating Cash Flow		2007			2006
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	Asset Management	Operations	Total Platform	Asset Management	Operations	Total Platform
Asset management income	$415	$257
Operating platforms
Commercial properties	1,566	1,023	$351	$483	$834	$277	$434	$711
Power generation	611	620	68	193	261	62	275	337
Infrastructure	318	206	36	76	112	14	61	75
Development and other properties	412	466	24	279	303	22	225	247
Specialty funds	381	229	143	323	466	56	150	206
Advisory services	—	—	73	—	73	52	—	52
Private equity investments	225	82	—	125	125	—	20	20
Cash and financial assets	702	413	—	695	695	—	396	396
Realization gains	231	633	—	158	158	—	610	610
	4,861	3,929	695	2,332	3,027	483	2,171	2,654
Unallocated expenses
Financing	(1,786)	(1,185)	—	(302)	(302)	—	(286)	(286)
Operating costs	(464)	(333)	(264)	(180)	(444)	(192)	(124)	(316)
Current income taxes	(68)	(142)	—	(6)	(6)	—	(4)	(4)
Co-investor interests in consolidated operations	(636)	(468)	(65)	(303)	(368)	(54)	(193)	(247)
	$1,907	$1,801	$366	$1,541	$1,907	$237	$1,564	$1,801

16 Brookfield Asset Management | 2007 ANNUAL REPORT

Commercial Properties

The following table summarizes the net operating cash flows contributed by our commercial property operations.

	Total Operating Cash Flow		Net Operating Cash Flow
			2007			2006
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	Asset Management	Operations	Total Platform	Asset Management	Operations	Total Platform
Office properties	$1,518	$985	$—	$610	$610	$—	$536	$536
Retail properties	48	38	—	19	19	—	19	19
	1,566	1,023	—	629	629	—	555	555
Asset management and property services[1]	—	—	351	(146)	205	277	(121)	156
	$1,566	$1,023	$351	$483	$834	$277	$434	$711
1	Prior to operating costs

Property operations contributed net operating cash flow of $834 million in 2007 compared to $711 million in 2006. Operations contributed $629 million in 2007, modestly higher than 2006. Asset management activities contributed higher levels of operating cash flow during 2007 due to the establishment of new funds during 2006 and 2007, and increases in invested capital as a result of acquisitions.

The following table summarizes assets under management and invested capital in our commercial property operations:

	Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
					Consolidated		Net Invested Capital
AS AT DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006
Office properties	$29,052	$20,314	$2,298	$1,717	$23,617	$17,016	$4,700	$3,745
Retail properties	1,698	800	600	600	1,698	215	103	28
	$30,750	$21,114	$2,898	$2,317	$25,315	$17,231	$4,803	$3,773

Assets under management, co-investor commitments and invested capital in our commercial office properties all increased with the Multiplex acquisition as discussed earlier. In addition, carrying values increased due to currency appreciation on Canadian properties and the purchase of minority interests in our two flagship Boston properties for approximately $500 million, bringing our interest in these properties to 100%. Net invested capital increased by $955 million, which represents the net capital invested by us in Multiplex’s office property operations offset by the proceeds from refinancing existing properties. We completed a number of acquisitions in our retail property fund, including that of a large portfolio at the end of 2007, which positions us as one of the largest retail mall owners in Brazil.

Office Properties

Our commercial office portfolios contributed total operating cash flow of $1.5 billion during 2007 compared to $1.0 billion in 2006. After deducting interest expenses and the interests of co-investors in these operations, the net operating cash flow was $610 million compared to $536 million in 2006. The following table shows the sources of operating cash flow by geographic region:

	Operating Cash Flow
	Total		Net
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	2007	2006
North America	$1,416	$857	$1,416	$857
Australasia	62	—	62	—
Europe	40	128	40	128
	1,518	985	1,518	985
Interest expense	—	—	(812)	(442)
Co-investors’ interests	—	—	(96)	(7)
	$1,518	$985	$610	$536

Brookfield Asset Management | 2007 ANNUAL REPORT 17

Total operating cash flow increased by $533 million or 54% over 2006 due primarily to the acquisition of a large commercial office portfolio in late 2006. The acquisition was partially funded with property-specific debt and co-investor capital, which contributed towards the $459 million increase in carrying charges and co-investor interests. After taking these items into consideration, net operating cash flows increased by $74 million or 14%.

The following table sets out the variances in operating cash flows:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	Variance
Same properties	$735	$696	$39
Acquired properties	628	149	479
Dividend from Canary Wharf	—	87	(87)
Disposition gains	145	44	101
Other	10	9	1
Total operating cash flow	1,518	985	533
Interest expense and co-investor interests	(908)	(449)	(459)
Net operating cash flow	$610	$536	$74

We achieved growth in same property operating cash flow of $39 million or 6% in 2007, due to new leasing in favourable market conditions. We leased 8.8 million square feet in our North American portfolio during 2007 at an average net rent of $30 per square foot, replacing leases that averaged $21 per square foot. Average in-place net rents across the portfolio have increased to $24 from $21 at the end of last year. Leasing fundamentals have improved in most of our markets with particular strength in Calgary and New York as well as favourable currency appreciation. We continue to manage our portfolios and tenant relationships on a proactive basis, which can lead to opportunities to re-lease space for increased yields and gains.

Property acquisitions were responsible for most of the increase in operating cash flows, which is to be expected given the stable nature of our long-term lease portfolio and the high credit quality of our tenants. The increase was $79 million after taking incremental borrowing costs into consideration. We acquired a major portfolio in the United States in late 2006 which increased total operating cash flows by $408 million (2006 – $75 million) and net operating cash flows by $57 million (2006 – $18 million) after deducting interest expenses and co-investor interests. The acquisition of Multiplex in October 2007 contributed $62 million of total operating cash flow and $9 million of net operating cash flow.

Borrowing costs and co-investor share of net operating cash flows increased by $459 million over 2006, of which $294 million related to the U.S. portfolio and $53 million to the Multiplex portfolio. Borrowing costs associated with existing properties increased as a result of refinancing underlevered properties at attractive yields which reduced net operating cash flow but improved return on capital.

Retail

The acquisition of properties within our retail fund resulted in increases in assets under management, consolidated assets and net invested capital. Co-investor commitments remained unchanged during the year, and the fund is now virtually fully invested.

Total operating cash flows increased to $48 million in 2007 compared to $38 million in 2006. The increase reflects a disposition gain in 2007 of $8 million and the impact of acquisitions and higher sales within existing properties. Net operating cash flow was unchanged at $19 million as the increase in total operating cash flows was offset by integration costs and the reduction in our interest in these properties from 100% to 25% upon their transfer into our retail fund.

	Operating Cash Flow
	Total		Net
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	2007	2006
Retail properties [1]	$48	$38	$48	$25
Interest expense	—	—	(6)	(4)
Cash taxes and other expenses	—	—	(10)	—
Co-investors’ interests	—	—	(13)	(2)
	$48	$38	$19	$19

[1]	The Brascan Brasil Real Estate Partners fund was established in the third quarter of 2006

18 Brookfield Asset Management | 2007 ANNUAL REPORT

We received proceeds of $251 million in 2006 and recorded a gain of $79 million. The fund completed a major acquisition at the end of 2007 of a 1.7 million square foot portfolio of high quality properties. As a result, the fund is now fully invested and is expected to generate increased cash flows.

Net operating cash flows reflect interest costs on property-specific debt as well as the interests of our co-investors, who have owned 75% of the fund since the fourth quarter of 2006 and accordingly reduced our share of net operating income in 2007.

Asset Management – Commercial Properties

	2007			2006
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Total	Operations	Third Party	Total	Operations	Third Party
Asset management	$185	$(146)	$39	$138	$(121)	$17
Property services	166	—	166	139	—	139
	$351	$(146)	$205	$277	$(121)	$156

Asset management fees from third-party clients increased by $22 million to $39 million in 2007. Fees attributed to our investment in these operations increased by $25 million to $146 million, a 21% increase, reflecting the higher level of capital that we have invested in established funds and directly held assets. Property services fees increased with a higher level of activity.

Power Generation

The following table summarizes the net operating cash flow generated by our power generating operations during 2007 and 2006:

	2007			2006
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Asset Management	Operations	Total Platform	Asset Management	Operations	Total Platform
Operations	$—	$261	$261	$—	$337	$337
Asset management	68	(68)	—	62	(62)	—
	$68	$193	$261	$62	$275	$337

The contribution from operations declined by $76 million from $337 million in 2006 to $261 million in 2007. This reflected a decline in net operating income from our hydroelectric facilities due to lower water levels as well as increased carrying charges.

We increased installed capacity during the year by 117 megawatts through the addition of 18 facilities with expected annual generation of 500 gigawatt hours. We acquired five facilities in North America with installed capacity of 28 megawatts at a cost of $67 million. We added 13 facilities in Brazil through acquisitions and development at a total cost of $188 million. In addition, we have six hydroelectric facilities under construction at year end that will expand our capacity by a further 145 megawatts at a total projected cost of $352 million.

	Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
					Consolidated Assets		Net Invested
AS AT DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006
Hydroelectric generation	$4,299	$3,756	$—	$—	$4,299	$3,756	$4,299	$3,756
Wind, pumped storage and cogeneration	602	493	—	—	602	493	602	493
Development	236	60	—	—	236	60	236	60
	5,137	4,309	—	—	5,137	4,309	5,137	4,309
Cash and financial assets	784	618			784	618	784	618
Working capital	881	463			881	463	2	44
Property-specific and subsidiary debt							(4,285)	(3,388)
Co-investor interests							(213)	(215)
	$6,802	$5,390	$—	$—	$6,802	$5,390	$1,425	$1,368

The book value of total assets under management and consolidated assets increased by $1.4 billion to $6.8 billion from $5.4 billion at the end of last year due primarily to currency appreciation as well as higher levels of working capital and the acquisition of facilities in North America ($67 million) and Brazil ($188 million). Net invested capital increased by a smaller amount due to the offsetting impact of currency appreciation on non-U.S. debt and because much of the acquisition cost was funded through project financings on the acquired assets and by financings arranged on existing assets. The increase in operating cash flows over the past number of years has increased the value of our existing assets enabling us to arrange additional project financing while continuing to maintain a conservative investment grade capitalization.

Brookfield Asset Management | 2007 ANNUAL REPORT 19

We believe the intrinsic value of our power assets is much higher than the book value because the assets have either been acquired at attractive prices or held for many years and therefore depreciated for accounting purposes which, in our view, is inconsistent with the nature of hydroelectric generating assets. We have also been successful in acquiring, developing and upgrading many of our facilities on an attractive basis and higher fossil fuel prices have resulted in significantly expanded operating margins for hydroelectric facilities, which have very low operating costs.

The following table summarizes the total and net operating cash flows contributed by our power generating operations during the past two years:

			Operating Cash Flow
	Total		Net
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	Variance
Hydroelectric generation
North America
United States	$292	$318	$292	$318	$(26)
Canada	171	221	171	221	(50)
Brazil	68	41	68	41	27
Total hydroelectric generation	531	580	531	580	(49)
Wind energy	33	5	33	5	28
Co-generation and pumped storage	47	35	47	35	12
Total other generation	80	40	80	40	40
Total operating cash flows	611	620	611	620	(9)
Other expenses			(7)	(2)	(5)
Interest expenses			(289)	(235)	(54)
Non-controlling interests			(54)	(46)	(8)
Operating cash flow	$611	$620	$261	$337	$(76)

Total operating cash flows were $611 million in 2007 compared to $620 million in 2006. These results are impacted principally by realized prices and the level of generation which are discussed in the following sections. Net operating cash flows, which reflect interest expenses and co-investor interests, were $261 million in 2007, a decline from $337 million in 2006. Interest expense increased by $54 million reflecting financings completed since the first quarter of 2006, as well as the impact of currency fluctuations on non-U.S. financings.

Realized Prices and Operating Margins

Realized prices from our hydro portfolio increased by 6% over 2006 levels to $71 per megawatt hour and largely exceeded market prices due to our long-standing strategy to sell much of our power under long-term power sales agreements or financial contracts. Spot electricity prices during the year were generally in line with those of 2006; however, the shorter-term financial contracts under which power was sold were at higher prices. We also generated a higher proportion of our power in higher priced regions than in 2006. Our ability to capture peak pricing and other energy products such as capacity payments also contributes to higher realized prices. The following table illustrates revenues and operating costs for our hydroelectric facilities:

	2007				2006
FOR THE YEARS ENDED DECEMBER 31 (GWH AND $ MILLIONS)	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows
Ontario	1,852	$144	$47	$97	2,059	$150	$39	$111
Quebec	1,407	83	24	59	2,032	118	24	94
New England	1,489	77	30	47	1,438	82	27	55
New York	3,357	210	76	134	3,857	229	69	160
Other	2,786	261	67	194	2,362	211	51	160
Total	10,891	$775	$244	$531	11,748	$790	$210	$580
Per MWh		$71	$22	$49		$67	$18	$49

20 Brookfield Asset Management | 2007 ANNUAL REPORT

The increase in operating costs relates to lower power generation at existing facilities where the cost structure is more fixed in nature, such as our New York operations, the addition of generation capacity in higher cost regions, timing of major maintenance expenditures and the impact of a higher Canadian dollar on our Canadian operations.

The contribution from our non-hydro facilities is set forth in the following table. Cash flows increased due to the addition of our wind energy project and the inclusion of our 50%-owned pumped storage facility on a fully consolidated basis.

	2007				2006
FOR THE YEARS ENDED DECEMBER 31 (GWH AND $ MILLIONS)	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows
Co-generation and pumped storage	1,493	$147	$100	$47	1,168	$100	$65	$35
Wind energy	478	41	8	33	100	7	2	5
Total	1,971	$188	$108	$80	1,268	$107	$67	$40
Per MWh		$95	$55	$40		$84	$53	$31

Generation

Our facilities produced 12,862 gigawatt hours of electricity during 2007, compared with 13,016 gigawatt hours during 2006 and 10,930 gigawatts hours in 2005. We produced 1,684 fewer gigawatt hours from existing hydroelectric capacity owned throughout 2007 and 2006 (i.e. “same store” basis) due to lower water flows; however, this was partially offset by the contribution of 827 gigawatt hours from hydroelectric facilities acquired or developed during 2006 and 2007. Hydroelectric generation was 10% below expected long-term averages for the portfolio as a whole and 7% below 2006 levels. Our reservoirs have been maintained at normal levels for this time of year and, as a result, we should be able to operate our facilities at long-term average levels during 2008, assuming normal water conditions prevail. Our wind facilities, which started operations in the fourth quarter of last year, generated 478 gigawatt hours, slightly lower than our expected long-term average.

The following table summarizes generation over the past three years:

FOR THE YEARS ENDED DECEMBER 31 (GIGAWATT HOURS)		Actual Production			Variance to
	Long-Term Average	2007	2006	2005	Long Term Average	2006	2005
Existing capacity	10,680	9,547	11,231	9,822	(1,133)	(1,684)	(275)
Acquisitions – during 2006	1,185	1,118	517	—	(67)	601	1,118
Acquisitions – during 2007	250	226	—	—	(24)	226	226
Total hydroelectric operations	12,115	10,891	11,748	9,822	(1,224)	(857)	1,069
Wind energy	534	478	100	—	(56)	378	478
Co-generation and pump storage	1,168	1,493	1,168	1,108	325	325	385
Total generation	13,817	12,862	13,016	10,930	(955)	(154)	1,932

The contribution from our pumped-storage, co-generation and wind facilities increased by $40 million, reflecting a full year of operation for our northern Ontario wind energy system and a higher contribution from pumped-storage operations.

The $62 million increase in carrying charges and co-investor interests is due principally to interest expense on debt incurred to acquire and develop new facilities as well as currency appreciation on interest paid on non-U.S. debt. We have invested in our operating base over the past two years, increasing our installed capacity over this period by 15% to 3,891 megawatts and our annual generating capacity by 18% to 13,817 gigawatt hours.

Asset Management – Power Generation

Asset management cash flow is determined by applying a fixed percentage fee to our estimated value of the equity capital invested in these operations. This is an internal allocation that is intended to be consistent with comparable asset management fees incurred elsewhere in our operations.

Brookfield Asset Management | 2007 ANNUAL REPORT 21

Infrastructure

Our infrastructure operations consist of timber and electrical transmission operations in the United States, Canada, Chile and Brazil that are owned through a number of managed funds and through direct interests. The net operating cash flows contributed by these operations are summarized in the following table:

	2007			2006
FOR THE YEAR ENDED DECEMBER 31 (MILLIONS)	Asset Management	Operations	Total Platform	Asset Management	Operations	Total Platform
Timberlands	$—	$40	$40	$—	$32	$32
Transmission	—	62	62	—	37	37
	—	102	102	—	69	69
Asset management	36	(26)	10	14	(8)	6
	$36	$76	$112	$14	$61	$75

The principal change in the financial position of our infrastructure operations was the acquisition of the U.S. Pacific Northwest timberlands as noted in the following table:

	Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
					Consolidated Assets		Net Invested
AS AT DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006
Timberlands	$3,675	$1,190	$315	$340	$3,675	$1,190	$1,025	$315
Transmission	3,080	3,143	877	831	760	3,143	620	549
	$6,755	$4,333	$1,192	$1,171	$4,435	$4,333	$1,645	$864

Co-investor commitments represent capital committed by clients to our western Canadian and eastern North American timber funds and the Chilean transmission operations. We commenced accounting for the Chilean transmission operations on an equity basis, as opposed to full consolidation, following a change in the capitalization of the ownership structure which reduced our consolidated assets. Our economic interest was not impacted.

In January 2008 we transferred a number of our ownership interests to Brookfield Infrastructure Partners, a specialty issuer listed on the New York Stock Exchange. We will own 40% of and manage Brookfield Infrastructure pursuant to a long-term agreement. The remaining 60% of Brookfield Infrastructure was distributed to existing Brookfield shareholders. Brookfield Infrastructure will be our primary acquisition vehicle for infrastructure businesses. The establishment of Brookfield Infrastructure is intended to provide investors with what is, in our opinion, a relatively unique and attractive opportunity to invest directly in the infrastructure asset class through a publicly listed security. This also expands the amount of committed capital that we manage and should provide an additional source of capital to fund continued growth in this sector.

Timber

Timber operations contributed $40 million during 2007 compared with $32 million in 2006. The increased contribution during 2007 reflects improved performance by our coastal British Columbia operations, which met our operating targets notwithstanding an industry strike that adversely impacted results in the second half of the year.

	Total		Operating Cash Flow
			Net
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	Variance
Timberlands	$158	$87	$158	$87	$71
Interest expense			(85)	(29)	(56)
Co-investors’ interests			(33)	(26)	(7)
	$158	$87	$40	$32	$8

Total operating cash flow from our western North American operations increased substantially due to the acquisition of timberlands in the U.S. Pacific Northwest in April of 2007. The associated debt financing also resulted in higher interest costs, which had an offsetting impact on net operating cash flow. As a result, net contribution from the U.S. Pacific Northwest operations, which were acquired in the second quarter of 2007, was minimal after deducting associated interest costs. The slowdown in the U.S. homebuilding industry resulted in lower demand and prices for premium species

22 Brookfield Asset Management | 2007 ANNUAL REPORT

such as high quality Douglas-fir. We responded by exploiting the flexibility inherent in timber management which allows us to defer harvesting until prices recover and instead increased harvest levels of whitewood species where margins, although lower than Douglas-fir, held up better.

We increased our harvesting activities in the first half of the year due to the possibility of the strike, which provided us with surplus inventory to work with. Pricing was also better than expected. The operating results compared favourably with the 2006 results, which had been adversely impacted by a prolonged fire season, and adverse weather conditions in the second half of that year.

The following table summarizes the operating results from our timber operations:

	2007			2006
FOR THE YEARS ENDED DECEMBER 31 ($ MILLIONS)	Sales (m3)	Revenue	Harvest (m3)	Sales (m3)	Revenue	Harvest (m3)
Western North America
Douglas-fir	2,092,200	$191	2,004,400	1,235,800	$120	1,209,000
Whitewood	1,317,800	87	1,232,200	835,900	47	652,000
Other	353,200	51	353,500	241,600	26	233,000
	3,763,200	329	3,590,100	2,313,300	193	2,094,000
Other	1,920,300	89	1,912,000	1,758,600	78	1,724,700
	5,683,500	$418	5,502,100	4,071,900	$271	3,818,700

We sold 5.7 million cubic metres of timber during 2007 compared to 4.1 millions cubic metres during 2006. The U.S. Pacific Northwest operations contributed 1.4 million cubic metres, which represents most of the increase.

Transmission

Transmission operations contributed $62 million of operating cash flow, net of carrying charges and co-investor interests, compared with $37 million during 2006 as shown in the following table:

			Operating Cash Flow
	Total		Net
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	Variance
Transmission facilities and investments
Chile	$114	$91			$23
North America	31	28			3
Brazil	15	—			15
	160	119	$160	$119	41
Other expenses			(4)	(8)	4
Interest expense			(65)	(55)	(10)
	160	119	91	56	35
Co-investors’ interests			(29)	(19)	(10)
	$160	$119	$62	$37	$25

The increase is due almost entirely to acquisitions of a transmission system in Chile in June 2006 and interests in five Brazilian transmission systems in August 2006. These operations performed in line with expectations, as did our northern Ontario transmission and distribution operations.

The Chilean and Ontario transmission operations performed in line with expectations during the year. In addition, we reported our share of the results of the Brazilian systems, which were acquired at the end of the third quarter of 2006. Net operating income within the Chilean operations prior to interest expense was $208 million in 2007, compared to $98 million in 2006.

Effective June 30, 2007, we began accounting for our investment in our Chilean operations using the equity method as a result of changes in the ownership structure, notwithstanding that our economic interest is unchanged. The net contribution to operating cash flow from these operations, after deducting interest costs and co-investor interests, was $24 million during 2007, compared to $13 million during our six months of ownership in 2006.

Brookfield Asset Management | 2007 ANNUAL REPORT 23

Asset Management – Infrastructure

Asset management activities contributed $10 million of revenues from third parties during 2007, compared to $6 million recorded in 2006. The increase is due to a full year contribution from fees associated with our Chilean transmission operations. Total asset management revenues, which include fees earned on our interests in established funds and attributed to directly held interests, increased to $36 million in 2007 from $14 million in 2006 due to the expansion of our timber and transmission interests during 2007 and 2006.

Development and Other Properties

Development and other properties include our opportunity invested funds, residential operations, properties under development and properties held for development.

	2007			2006
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Asset Management	Operations	Total Platform	Asset Management	Operations	Total Platform
Opportunity investments	$2	$38	$40	$1	$14	$15
Residential	—	260	260	—	231	231
Under development and held for development	—	3	3	—	1	1
	2	301	303	1	246	247
Asset management	22	(22)	—	21	(21)	—
	$24	$279	$303	$22	$225	$247

Assets under management and invested capital approximately doubled during the year, as shown in the following table, largely due to the acquisition of Multiplex:

	Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
					Consolidated		Net Invested Capital
AS AT DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006
Opportunity investments	$1,571	$1,086	$159	$116	$1,571	$1,086	$225	$132
Residential	2,909	2,403	200	—	2,909	2,403	450	484
Under development	3,400	658	—	—	3,400	658	1,696	418
Held for development	1,201	766	—	—	1,201	766	1,170	749
	$9,081	$4,913	$359	$116	$9,081	$4,913	$3,541	$1,783

Assets under management and consolidated assets in our opportunity investments and residential operations both increased by approximately $500 million. Our first opportunity fund was fully invested during the year following a number of acquisitions. Balances in our residential operations increased due to currency appreciation, the continued expansion of our western Canadian operations and higher than normal inventory levels within our U.S. operations. We formed a $400 million joint venture between our U.S. homebuilding unit and an institutional investor to invest in residential land in the United States which represents the co-investor commitments in our residential operations. We believe the timing of this fund will enable us to acquire land positions at favourable values due to current weak market conditions.

The amount of capital invested in properties under development increased by $2.7 billion due mainly to the acquisition of Multiplex, which has $2.3 billion of projects under way. These projects consist of over 70 properties that will contain more than 20 million square feet of leaseable commercial property space and approximately 18,000 residential lots, homes and units. Multiplex has been an active developer of properties in Australasia and Europe for many years. We also continue the construction and redevelopment of several properties in North America.

The carrying values of properties held for development increased by $421 million during the year due to continued investment into Alberta residential land to replenish our land bank in the face of strong growth in this market as well as the acquisition of additional agricultural land in Brazil to support our expanding business of contracting sugar cane production to ethanol producers. The increase in carrying values also reflects currency appreciation on our Canadian and Brazilian properties.

24 Brookfield Asset Management | 2007 ANNUAL REPORT

Opportunity Investments

	Operating Cash Flow
	Total		Net
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	2007	2006
Net operating income	$67	$42	$67	$42
Disposition gains	70	7	28	7
Interest expense	—	—	(54)	(30)
Co-investors’ interests	—	—	(3)	(5)
	$137	$49	$38	$14

Total operating cash flow increased to $137 million from $49 million due to disposition gains as well as an increased contribution from portfolio operations, although the increase in the contribution from operations is largely offset by increased interest expenses. Due to the focus on value enhancement and the relative short hold period for properties, we expect that returns will come more from disposition gains as opposed to net rental income, relative to results from our core commercial office portfolios. Our opportunistic investment activities contributed an increase of $24 million over 2006 due primarily to disposition gains. Our first fund is fully invested and is continuing to sell properties that have been successfully repositioned while we continue to invest the capital committed to our second fund.

Residential

We benefitted from the diversification of our residential operations as the impact of the slowdown in the U.S. was offset by continued growth in our Canadian and Brazilian operations. Our Canadian operations, which are concentrated in Alberta, continued to benefit from strong growth in this energy-based economy as well as the stronger currency which increased their contribution to $237 million from $144 million, offsetting the decline in the contribution from our U.S. operations. Our operations in Brazil performed well during 2007.

	Operating Cash Flow
	Total		Net
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	2007	2006
Residential properties	$375	$416	$375	$416
Impairment charge – U.S. operations	(103)	—	(103)	—
Interest expense [1]			(18)	(23)
Cash taxes			18	(93)
Co-investors’ interests			(12)	(69)
	$272	$416	$260	$231

[1]	Portion of interest expensed through cost of sales

Net operating cash flow increased between 2007 and 2006 as record results in Canada more than offset a slowdown in our U.S. operations.

Canada

We continue to benefit from strong demand for housing in Canada, particularly in Alberta where we hold a 29% market share in the important Calgary market, with year-to-date results more than 50% higher than 2006. The contribution increased by more than 50%, although 49% of this increase accrues to our co-investors in Brookfield Properties on both a total and net basis. Most of the land holdings were purchased in the mid-1990s or earlier, resulting in particularly strong margins due to continued strong energy investment in Calgary, although the high level of activity is creating some upward pressure on building costs. Operating margins during 2007 were 34% compared to 31% for 2006.

Based on the current market environment, we expect another strong year in 2008 although likely not as strong as the exceptional results in 2007. We own approximately 82,900 lots in these operations of which approximately 6,400 lots were under active development at year end and 76,500 lots are included in development assets because of the length of time that will likely pass before they are actively developed.

Brookfield Asset Management | 2007 ANNUAL REPORT 25

United States

Our U.S. operations contributed $46 million of cash flow before interest, taxes and non-controlling interests during 2007 as demand for new homes slowed and margins narrowed, compared to $236 million during 2006. In addition, these operations recorded an impairment charge of $103 million on higher cost land inventory positions. The net operating loss from this unit, after deducting interest, taxes and non-controlling interests was $21 million, compared with a contribution of $76 million during 2006. The gross margin from housing sales was approximately 17% compared with 26% last year. We closed 839 units during the year (2006 – 1,181) at an average selling price of $662,000 (2006 – $679,000).

We do not expect the current supply and demand imbalance in these markets to be worked through in a meaningful way during 2008. Net new orders during 2007, which will be recognized in earnings as the transactions close, were 735 units, compared to 960 units achieved in 2006. Backlog at the end of 2007 was 155 units (2006 – 259 units). We own or control 25,400 lots through direct ownership, options and joint ventures.

Brazil

We own substantial density rights that will provide the basis for continued growth in our key markets of Rio de Janeiro and São Paulo, and continued to add to these rights during the year.

Under Development and Held for Development

Properties that are under development and held for development do not contribute meaningful cash flow during the development process as costs are typically capitalized and revenues are applied against these costs.

Specialty Funds

Specialty investment funds, which include our bridge lending, restructuring and real estate finance generated net operating cash flow of $466 million during 2007, more than double the operating results during 2006.

	2007			2006
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Asset Management	Operations	Total Platform	Asset Management	Operations	Total Platform
Operations
Bridge lending	$—	$70	$70	$—	$65	$65
Restructuring	—	247	247	—	82	82
Real estate finance	—	24	24	—	17	17
	—	341	341	—	164	164
Asset management	143	(18)	125	56	(14)	42
	$143	$323	$466	$56	$150	$206

The following table summarizes the assets and capital in our specialty funds:

	Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
					Consolidated Assets		Net Invested
AS AT DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006
Bridge lending	$1,187	$1,452	$1,510	$470	$488	$637	$488	$622
Restructuring	1,538	977	753	652	1,538	977	361	377
Real estate finance	4,637	5,438	1,225	937	685	183	263	183
Real estate services	125	—	59	59	25	—	25	—
	$7,487	$7,867	$3,547	$2,118	$2,736	$1,797	$1,137	$1,182

A number of our bridge loans were repaid during the year, resulting in a lower level of assets under management, consolidated assets and net invested capital. During 2007 we increased co-investor capital committed to our second restructuring fund by $140 million and closed C$935 million in commitments to a junior and senior bridge loan fund, including $240 million in commitments from Brookfield, and our second real estate finance fund, with $450 million in total commitments including $202 million from Brookfield. The increase in assets under management and consolidated assets in our restructuring operations reflects new investments that are accounted for on a fully consolidated basis. Net invested capital was relatively unchanged as the capital invested in these new restructuring initiatives was offset by the recovery of capital from realized investments.

26 Brookfield Asset Management | 2007 ANNUAL REPORT

Bridge Lending

The contribution from bridge lending operations increased by 8% over 2006 due to higher average outstanding loan balances and commitment fees, together with higher interest rates over much of the year. Operating cash flows, which represent the return on our capital and do not reflect asset management fees, totalled $70 million during 2007 compared to $65 million during 2006. The average level of invested capital over the full year, at $613 million, was relatively consistent with 2006. Associated yields were also relatively consistent year over year.

Restructuring

The following table summarizes the results from our restructuring operations:

	Operating Cash Flow
	Total		Net
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	2007	2006
Operating cash flow	$54	$88	$54	$88
Disposition gain – Stelco	231	—	231	—
Settlement gain – Western Forest	—	59	—	59
	285	147	285	147
Other expenses	—	—	(4)	(3)
Interest expense	—	—	(20)	(13)
Non-controlling interests	—	—	(14)	(49)
	$285	$147	$247	$82

In our restructuring operations, we successfully concluded our involvement with Stelco, with an offer by U.S. Steel to acquire 100% of the company. Our share of the proceeds was approximately $274 million, giving rise to a disposition gain of $231 million. The favourable outcome should also contribute towards meaningful performance income from our carried interest in the fund. The 2006 results included a $59 million net contribution from a western Canadian based lumber producer following the settlement of a dispute between the U.S. and Canada over the export by Canadian producers of softwood lumber. Net operating cash flows excluding these items were $54 million in 2007 compared to $23 million during 2006. The increase reflects a higher level of investor capital and improved performance by our investments.

Real Estate Finance

The real estate finance group increased the level of invested assets by originating a number of high quality investment opportunities resulting in a greater contribution to operating cash flows. We expect to record increased cash flows, assets under management and investment returns from our second real estate finance fund during 2008. These activities contributed $24 million of net operating cash flow during 2007 as shown in the following table:

	Operating Cash Flows
	Total		Net
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	2007	2006
Real estate finance investments, net of debt	$68	$42	$66	$42
Less: co-investor interests	(47)	(28)	(47)	(28)
Real estate finance fund	21	14	19	14
Securities – directly held	2	2	2	2
Financial assets – Mortgage REIT	3	1	3	1
	$26	$17	$24	$17

The portfolio continues to perform in line with our expectations and we expect to receive full payment of interest and principal over the remaining term of our investments.

Asset Management – Specialty Funds

Asset management activities within our specialty funds operations contributed $125 million of third-party income during 2007, up substantially over 2006. A large portion of the increase is due to transaction fees arising from our efforts to establish a major U.S. retail fund by way of an acquisition and associated financing fees. The 2007 results also reflect a higher level of base management fees arising from the follow-on funds in each sector of this business.

Brookfield Asset Management | 2007 ANNUAL REPORT 27

Advisory Services

We manage equity and fixed income securities and provide investment banking services all with a particular focus on the property and infrastructure sectors. The results of these activities are presented in the following table:

	2007			2006
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Asset Management	Operations	Total Platform	Asset Management	Operations	Total Platform
Real estate and fixed income securities	$39	$—	$39	$36	$—	$36
Investment banking	34	—	34	16	—	16
	$73	$—	$73	$52	$—	$52

The management of real estate and fixed income securities produced revenues of $39 million, which consist largely of base management fees. Management fees increased over 2006 levels due to growth in assets under management from an average level of $21 billion during 2006 to $23 billion during 2007.

Our real estate investment banking and advisory group contributed $34 million of fees during 2007. The group advised on transactions totalling $9.3 billion in value during the year, and secured a number of prominent mandates.

The following table summarizes assets under management within our advisory activities. We typically do not invest our own capital in these strategies as the assets under management tend to be securities as opposed to physical assets.

	Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
					Consolidated Assets		Net Invested
AS AT DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006
Real estate and fixed income securities
Fixed income	$20,210	$19,711	$20,210	$19,711	$—	$—	$—	$—
Equity	6,027	749	6,027	749	—	—	—	—
	$26,237	$20,460	$26,237	$20,460	$—	$—	$—	$—

Assets and capital commitments increased during the year due primarily to the acquisition of a real estate and infrastructure equities manager with $6 billion of securities under management during the fourth quarter of 2007.

Private Equity Investments

The net operating cash flow generated by our private equity investments increased to $125 million from $20 million in 2006. We also recorded increased returns from our insurance operations, following the impact of storm-related losses in the first half of 2006.

	Operating Cash Flow
	Total		Net
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	2007	2006
Forest products	$17	$2	$—	$(25)
Infrastructure	6	5	6	5
Business operations	196	73	117	36
Property	6	2	2	4
	$225	$82	$125	$20

Business operations include our insurance activities, which contributed improved results. These operations had been adversely impacted by storm-related losses in the first half of 2006. We are exploring a variety of options to surface the value of our insurance businesses, which could result in a reduced ownership interest in the future.

We began consolidating the results of Fraser Papers during the third quarter of 2007 following an increase in our ownership interest to 56%. Cash flow in the table above reflects our proportionate interest in Fraser Papers’ cash flows. Total operating cash outflow was $15 million, and represented a net outflow of $22 million after taking into consideration debt and minority interests. In connection with Fraser Papers’ January 2008 equity rights offering, we increased our equity interest to 71% of the outstanding common shares.

28 Brookfield Asset Management | 2007 ANNUAL REPORT

Consolidated assets increased to $3.9 billion at the end of 2007 compared to $3.5 billion at the end of 2006 due to the consolidation of our investments in Fraser Papers and Banco Brascan for accounting purposes following the increase in our interests in the companies to more than 50%. The incremental amount invested in each case was modest and accordingly our net invested capital remained relatively unchanged at $1.3 billion.

Cash and Financial Assets

Income from our cash and financial assets increased to $695 million from $396 million. The 2007 results include a gain of $378 million on the monetization of an exchangeable debenture during 2007. We sold a number of common share investments during 2007, realizing meaningful gains in the process, which enabled us to report favourable returns on our invested capital in addition to the exchangeable debenture gain. These returns exceed our expectations and shareholders should not expect us to repeat this performance with any degree of certainty.

Operating cash flow includes a net gain of $378 million from the sales of our holdings of exchangeable debentures during the year. This consists of two components: an amount of $331 million which represents the accrued gain on the debentures up to December 31, 2006; and $47 million of income representing the change in value between December 31, 2006 and the time of sale. Under the accounting transitional rules for Financial Instruments, the $331 million portion of the gain has been recorded directly into retained earnings. We have included this amount in operating cash flow to ensure that the full gain is recognized in our operating track record. The exchangeable debentures are the only financial instruments we hold that gave rise to a significant adjustment of this nature.

Consolidated cash and financial assets decreased to $1.4 billion during 2007 due to the sale of exchangeable debentures and common shares to capture value appreciation and to fund acquisitions during the year. Net invested capital reflects broker deposit liabilities and a small number of borrowed securities that have been sold short.

As part of our ongoing risk management and value creation activities, we establish market positions using total return swaps and credit derivatives. As at December 31, 2007, we maintain common equity positions with a notional value of $70 million through total return swaps. We also bought protection against widening credit spreads through credit default swaps with a total notional value of $2.4 billion, which have a limited downside and benefit from increases in credit spreads and defaults of the underlying debt. We recorded gains of $129 million during 2007 on these credit default swaps.

Financing Costs

Financing costs include interest expense on corporate borrowings, certain subsidiary borrowings and capital securities as set out in the following table.

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	Variance
Corporate borrowings	$146	$126	$20
Subsidiary borrowings	66	64	2
Capital securities	90	96	(6)
	$302	$286	$16

Interest on corporate borrowings increased during the year due to a higher level of average borrowings that were incurred in the course of expanding our operating base.

Operating Costs

Operating costs relate to our asset management and corporate activities.

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	Variance
Asset management
Asset management activities	$111	$69	$42
Property services	153	123	30
	264	192	72
Corporate and other costs	180	124	56
	$444	$316	$128

Brookfield Asset Management | 2007 ANNUAL REPORT 29

Operating costs include those of Brookfield Properties, and reflect the costs of our asset management activities as well as costs which are not directly attributable to specific business units. Corporate and asset management costs increased from $193 million in 2006 to $291 million in 2007 on a net basis, due to the continued expansion of our business and increased level of activity, in particular costs associated with the integration of a major property portfolio, a number of major corporate and asset management initiatives and the expanded resources requirements.

We have continued to invest in our business as we grow, which has resulted in higher operating costs, and also incurred a number of transaction and other costs related to growth initiatives. We believe this investment will enable us to expand our business without a commensurate increase in costs, thereby resulting in expanded margins.

Co-investor Interests in Consolidated Operations

Co-investor interests relate primarily to the 49% minority equity interest held by others in our North American property subsidiary, Brookfield Properties Corporation.

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	Variance
Asset management	$65	$54	$11
Operating returns	303	193	110
	$368	$247	$121

The increase in operating returns reflects the increase in operating cash flows from our Canadian residential property business, which is owned through Brookfield Properties, as well as continued growth in the returns from our North American office property portfolios.

NET INCOME

Net income was $787 million in 2007, compared to $1,170 million in 2006. The decline reflects the lower level of realization gains in 2007. Furthermore, net income excludes $331 million of the gains on sales of the exchangeable debentures that were recorded in retained earnings due to a prescribed accounting change. These items more than offset the increase in operating cash flow from our ongoing operations. Net income is also reduced by depreciation and amortization with respect to assets purchased since the latter portion of 2006. In our view, these assets will generate increasing cash flows over an extended period of time and require sustaining capital expenditures well below the amount of depreciation and amortization being recorded.

The following table reconciles net income and operating cash flow:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006
Operating cash flow and gains	$1,907	$1,801
Less: dividends from equity accounted investments	(21)	(66)
dividends from Canary Wharf Group	—	(87)
exchangeable debenture gain	(331)	—
	1,555	1,648
Non-cash items
Depreciation and amortization	(1,034)	(600)
Equity accounted loss from investments	(72)	(36)
Provisions and other	(112)	57
Future income taxes	(88)	(203)
Non-controlling interests	538	304
Net income	$787	$1,170

30 Brookfield Asset Management | 2007 ANNUAL REPORT

Depreciation and amortization prior to non-controlling interests increased due to the acquisition of additional assets in a number of segments during 2006 and 2007. Depreciation and amortization for each principal operating segment is summarized in the following table:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006
Commercial properties	$572	$294
Power generation	164	124
Infrastructure	138	68
Development and other properties	65	36
Specialty funds and private equity investments	89	71
Other	6	7
	$1,034	$600

In particular, the U.S. core office portfolio and the Pacific Northwest timberlands contributed $323 million of depreciation in aggregate, towards the overall increase of $434 million from 2006.

We recorded net equity accounted losses of $72 million during the year from private equity investments, including Norbord, Fraser Papers and Stelco. Norbord and Fraser Papers faced a weak price environment for their principal products, in addition to higher input costs. We increased our interest in Fraser Papers to 56% during the third quarter of 2007 and began to consolidate our interest at that time, and sold our interest in Stelco during the fourth quarter of 2007 for a $229 million gain which reflects the cash gain of $231 million adjusted to reflect non-cash tax provisions.

The following table summarizes earnings from our equity accounted investments for the past two years:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006
Norbord	$(17)	$37
Fraser Papers	(23)	(62)
Stelco	(32)	(11)
	$(72)	$(36)

Provisions and other, which largely represent revaluation items, contributed a loss of $112 million in 2007 compared with an income of $57 million in 2006, and are summarized in the following table:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006
Norbord exchangeable debentures	$(9)	$59
Interest rate contracts	(64)	7
Power contracts	(63)	—
Stelco recovery of equity accounted losses	43	—
Other	(19)	(9)
	$(112)	$57

Revaluation items are non-cash accounting adjustments that we are required to record under GAAP to reflect changes in value of contractual arrangements that we do not believe are appropriately included in operating cash flow. Items being revalued include debentures issued by us that are exchangeable into 20 million Norbord common shares, which are revalued based on changes in the Norbord share price during the period. We hold the 20 million shares into which the debentures are exchangeable, but are not permitted to mark the investment to market.

Revaluation items also include the impact of revaluing fixed rate financial contracts that we maintain in order to provide an economic hedge against the impact of possible higher interest rates on the value of our long duration interest sensitive assets. The U.S. 10-year treasury rate moved from 4.70% to 4.02% between December 31, 2006 and December 31, 2007, which led to a $64 million decline in the value of these contracts, however we believe that this is offset by a corresponding impact on the value of the assets being hedged. Accounting rules require that we revalue these contracts each period even if the corresponding assets are not revalued.

In our power operations, we enter into long-term contracts to provide generation capacity, and are required to record changes in the value of these contracts through net income whereas we are not permitted to record the corresponding increase in the value of the capacity that we have pre-sold.

Brookfield Asset Management | 2007 ANNUAL REPORT 31

Our future income tax provision was lower than in 2006, due principally to the inclusion in that year of charges related to a reduction in income tax rates that lowered the value of our tax pools. Future income taxes in the first and third quarters of 2007 included a reversal of an income tax liability associated with our U.S. homebuilding operations following the receipt of a final assessment from income tax authorities in respect of a prior tax year.

REALIZATION GAINS

The following table summarizes major realization items included in operating results:

		Cash Flow From Operations		Net Income
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Operating Platform	2007	2006	2007	2006
Exchange seats sale	Private equity	$204	$—	$204	$—
Banco Brascan joint venture gain	Private equity	27	—	27	—
Core office properties – debt breakage	Property – office	(27)	—	(27)	—
Residential Brazil IPO	Property – residential	—	269	—	269
Sale of Accor joint venture interest	Private equity	—	149	—	149
Brookfield Properties dilution gain	Property – office	—	110	—	110
Fund formation gains	Property – retail / Infrastructure	—	105	—	105
Less: income taxes and non-controlling interest		(33)	(23)	(27)	(87)
		$171	$610	$177	$546

Major realization items in 2007 included gains of $204 million from the sale of exchange seats and joint-venture interests within our Brazilian financial operation. Realization items during 2006 included gains of $269 million on the formation of our publicly listed Brazil residential properties subsidiary, and $105 million on the formation of our Brazilian retail property fund and our eastern timber fund. We also recorded gains of $149 million on the sale of our interests in a joint venture with the Accor Group of France and a $110 million gain on the partial monetization of our North American core office property business. These items were offset by cash taxes and non-controlling interests of $33 million and $23 million during 2007 and 2006, respectively.

The impact of items of this nature on net income, in addition to the foregoing, also reflected non-cash income tax provisions recorded for accounting purposes.

CAPITALIZATION AND LIQUIDITY

The strength of our capital structure and the liquidity that we maintain enables us to achieve a low cost of capital for our shareholders and at the same time provides us with the flexibility to react quickly to potential investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

Our capitalization is comprised largely of long-term financings and permanent equity. We believe this is the most appropriate method of financing our long-term assets, and the high quality of the assets and the associated cash flows enable us to raise long-term financing in a cost effective manner. We prudently finance our operations with debt and other forms of leverage that match the profile of the business and without any recourse to the Corporation. The leverage employed is reflective of the liquidity and duration of the assets and operations being financed and varies from fund to fund and operation to operation. Our policy is to not guarantee the obligations of any fund or operating entity other than our equity commitment except in very limited circumstances. Funds also have the ability to raise additional capital through asset sales or debt financings, from their stakeholders, including us, from the public capital markets or through private issuances.

To ensure we are able to react to investment opportunities quickly and on a value basis, we typically maintain a high level of liquidity at the corporate level. Our primary sources of liquidity consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities. These totalled $2.0 billion at the corporate level at the end of 2007, compared to $2.1 billion at December 31, 2006. Furthermore, we endeavour to structure our invested capital in a manner that enables future monetization of our investments as desired.

We generate substantial liquidity within our operations on an ongoing basis through our free cash flow, which varies between $1.5 billion to $2.0 billion on an annual basis, as well as from the ongoing turnover in assets with shorter investment horizons and periodic monetization of our longer dated assets through the sale of co-investor participations, divestitures and refinancings.

32 Brookfield Asset Management | 2007 ANNUAL REPORT

Accordingly, we consider ourselves to have the necessary liquidity to both manage our financial commitments and to capitalize on opportunities to invest capital at attractive returns. Nevertheless, we are cognizant of the current instability in the capital markets and continue to allocate capital in a prudent manner.

The following table presents Brookfield’s capitalization using book values on a fully consolidated and net invested basis together with the associated cash flows:

AS AT AND FOR THE YEARS ENDED DECEMBER 31	Cost of Capital [1]	Book Value				Operating Cash Flow [2]
		Consolidated		Net Invested Capital		Total		Net
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006
Corporate borrowings	7%	$2,048	$1,507	$2,048	$1,507	$146	$126	$146	$126
Non-recourse borrowings
Property-specific mortgages	7%	21,644	17,148	—	—	1,226	751	—	—
Subsidiary borrowings [3]	7%	7,463	4,153	711	668	324	212	66	64
Other liabilities	9%	11,102	6,497	3,148	1,771	532	475	450	320
Capital securities	6%	1,570	1,585	1,570	1,585	90	96	90	96
Non-controlling interest in net assets	20%	4,256	3,734	1,773	1,829	636	468	368	247
Shareholders’ equity
Preferred equity	5%	870	689	870	689	44	35	44	35
Common equity	20%	6,644	5,395	6,644	5,395	1,863	1,766	1,863	1,766
	9.5%	$55,597	$40,708	$16,764	$13,444	$4,861	$3,929	$3,027	$2,654

1	Based on operating cash flows as a percentage of average book value
2

Interest expense in the case of borrowings. Attributable operating cash flows in the case of minority and equity interests, including cash distributions. Current taxes and operating expenses in the case of accounts payable and other liabilities

3	Net amounts represent subsidiary obligations guaranteed by the Corporation or issued by corporate subsidiaries

Our consolidated capitalization, which includes 100% of the obligations of partially owned consolidated entities, increased by $14.9 billion during the year. The increase reflects additional property-specific mortgage debt on acquired assets and expanded financing on existing properties, as well as additional working capital associated with acquired operations.

Our capitalization on a net invested capital basis increased by $3.3 billion. This basis excludes property-specific borrowings and other financial obligations that have no recourse to the Corporation. The book value of our common equity increased $1.2 billion to $6.6 billion due to the accumulation of undistributed net earnings and unrealized gains on securities. Corporate borrowings increased by $541 million due mainly to the issuance of 10-year bonds during the year.

The market value of our common equity capitalization was $22 billion as at December 31, 2007, compared to $20 billion at the end of 2006.

Deconsolidated Capitalization

As noted above, consolidated capitalization includes 100% of the debt within consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro-rata interest in this debt is much lower. Accordingly, we believe that the level of debt on this basis is relevant only in relation to the associated consolidated assets, as opposed to our equity. We focus primarily on our deconsolidated capitalization in assessing financial leverage.

The table on the following page presents our deconsolidated capitalization, i.e. excluding the capitalization of Brookfield Properties and other consolidated entities. Our deconsolidated debt to capitalization levels remain well within our target of 20% to 30% on a book value basis and, in our opinion, are very conservative on a market value basis at 10%.

Brookfield Asset Management | 2007 ANNUAL REPORT 33

AS AT AND FOR THE YEARS	Capitalization Market Value [1]		Brookfield Invested Capital		Operating Cash Flow
					Underlying		Remitted
ENDED DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006
Corporate borrowings	$2,048	$1,507	$2,048	$1,507	$146	$126	$146	$126
Subsidiary borrowings [2]	711	668	711	668	66	64	66	64
Other liabilities	1,401	983	1,401	983	329	234	329	234
Capital securities	517	663	517	663	32	44	32	44
Non-controlling interests	9	69	9	69	2	1	2	1
Shareholders’ equity
Preferred equity	870	689	870	689	44	35	44	35
Common equity	22,262	19,947	6,644	5,395	1,863	1,766	1,661	1,535
Total capitalization / cash flows	$27,818	$24,526	$12,200	$9,974	$2,482	$2,270	$2,280	$2,039
Debt to total capitalization [3]	10%	9%	23%	22%
Interest coverage [4]					12x	12x	11x	11x
Fixed charge coverage [5]					9x	8x	8x	8x
1	Common equity values based on period end market prices
2	Guaranteed by the Corporation or issued by corporate subsidiaries
3	Corporate and subsidiary borrowings as a percentage of total capitalization
4	Total cash flows divided by interest on corporate and subsidiary borrowings
5	Total cash flows divided by interest on corporate and subsidiary borrowings and distributions on capital securities and preferred equity
6	Excludes the capitalization of Brookfield Properties Corporation

Corporate Borrowings

Our corporate borrowings have an average term of 11 years and more than 50% of the maturities extend beyond 2012. We hold cash, financial assets and have committed undrawn bank facilities which do not mature until 2011 that are available to fund shorter-term maturities if we determine that this approach results in a lower cost of capital.

YEARS ENDED DECEMBER 31 (MILLIONS)	Average Term	2008	2009	2010	2011	2012	Beyond	Total
Commercial paper and bank borrowings	2	$117	$17	$17	$16	$—	$—	$167
Publicly traded term debt	11	299	—	199	—	346	1,037	1,881
Total	11	$416	$17	$216	$16	$346	$1,037	$2,048
Percentage of total		20%	1%	10%	1%	17%	51%	100%

Property-specific and Subsidiary Borrowings

Property-specific financings and subsidiary borrowings have no recourse to the Corporation except for a limited number of exceptions, and are typically secured only by the specific assets or operations being financed. In particular, subsidiary borrowings include $711 million (2006 – $668 million) of financial obligations that are either guaranteed by the Corporation or are issued by corporate subsidiaries. Carrying charges incurred in connection with these obligations totalled $66 million during 2007 (2006 – $64 million). The maturities are well diversified and have an average term of seven years and four years, respectively, as illustrated in the following table:

YEARS ENDED DECEMBER 31 (MILLIONS)	Average Term	2008	2009	2010	2011	2012	Beyond	Total
Property-specific borrowings	7	$4,336	$2,357	$554	$4,807	$1,152	$8,438	$21,644
Subsidiary borrowings	4	1,872	2,803	530	253	86	1,919	7,463

We have two financings of note that mature in the next two years. The first is a $1.2 billion loan secured by the U.S. Pacific Northwest timberlands acquired during the first half of 2007. This loan is due in October 2008 and is in the process of being refinanced on a long-term basis. The second is a $1.6 billion loan secured by our Multiplex operations, which we acquired during 2007. This loan does not mature until March 2009 and represents a loan-to-value of less than 60%. We plan to repay a portion of this loan with asset sales and refinance the balance on a traditional long-term financing basis during 2008 and early 2009.

34 Brookfield Asset Management | 2007 ANNUAL REPORT

Shareholders’ Equity

Preferred equity consists of perpetual preferred shares that represent an attractive form of leverage for common shareholders. During the year we issued C$200 million of perpetual preferred shares with a coupon of 4.75%.

The book value of our common equity increased by 23% during 2007 and by 26% over the past three years as illustrated in the following table:

AS AT DECEMBER 31 (MILLIONS)	2007	2006	2005
Common equity – book value	$6,644	$5,395	$4,514
Common equity – market value	22,262	19,947	13,870

The market value of our common equity increased to $22.3 billion at the end of 2007, representing an increase of $8.4 billion over the past two years, and a rate of 31% over the past three years.

OUTLOOK

The fundamentals in most of our businesses remain positive.

Within our asset management activities, we continue to seek to expand our distribution capabilities, our client base and the amount of capital committed to us which should increase the capital available to invest and lead to growth in asset management income and assets under management. This is an area of particular emphasis for us in 2008.

The investment market has become less competitive and acquisition prices have declined due in large part to reduced availability of low-cost capital for many investors. We are well capitalized with access to liquidity from our own balance sheet as well as our clients, financial partners and capital markets. We believe the breadth of our operating platform and our disciplined approach to investing should enable us to continue to invest capital on a favourable basis.

In our office property sector, the leasing markets in which we operate improved measurably during most of 2007, with the most significant improvements taking place in New York and Calgary. While fundamentals remain favourable for well located high quality properties such as ours, economic weakness in North America will affect demand by users of office space over the medium term. As a result, rental rates are expected to stabilize and possibly decline in some markets, and any significant slowdown in the economy could have a further dampening effect on the office markets. We were able to increase the average lease rate in our portfolio during the past year, and our strong tenant lease profile, low vacancies and rental rates that in most properties are substantially below current market rates, give us a high level of confidence that we can achieve our operating targets in 2008. A general lack of development, especially in central business districts, has also created stability from a supply perspective.

Residential markets remain mixed in our core markets. The current supply/demand imbalance in U.S. markets has reduced operating margins and must be worked through before we will see margin improvements and growth. Our Alberta operations have benefitted greatly from the continued expansion of activity in the oil industry. Most of the land holdings were purchased in the mid-1990s or earlier and as a result have an embedded cost advantage today. This has led to particularly strong margins, although the high level of activity is creating some upward pressures on building costs, production delays due to labor shortages and, most recently, supply concerns as a result of an increase in resale and standing inventory.

Our power operations experienced lower water levels during 2007 following above average conditions in 2006. Market prices were relatively unchanged year over year, however, our strategy of locking in future prices through contractual arrangements and our ability to deliver power at peak price intervals enabled us to achieve higher realized prices than in 2006. We are well positioned to achieve our hydrology targets in 2008 based on current storage levels if normal hydrology conditions prevail. If this occurs, we should achieve higher generation levels based on the expansion in our operating base. We have nearly 80% of our power sales fixed for the next two years at favourable prices. Accordingly, we expect to record higher operating cash flows during 2008.

We continue to expand our specialty funds operations by committing additional resources and launching new funds. We will focus on maintaining a high level of invested capital, and deploy the capital from new funds, which should lead to continued growth. We expect the current difficulties in credit markets will lead to a greater number of opportunities for our restructuring operations and more attractive pricing for our bridge and real estate finance groups.

Brookfield Asset Management | 2007 ANNUAL REPORT 35

Within our infrastructure operations, we expect our transmission operations to provide returns consistent with those recorded in 2007. We expect our timber operations to experience lower demand and pricing due to weakness in the U.S. homebuilding sector, although we intend to mitigate this by adjusting our harvest plan to preserve value and by increasing exports to Asia. The net contribution from our existing infrastructure operations will be reduced in 2008 due to the ownership interests in these operations that are now held by unitholders in Brookfield Infrastructure Partners.

The increase in the value of various currencies against the U.S. dollar is expected to have a positive impact on the contribution from our operations that are denominated in these other currencies, notably the Canadian dollar, the Brazilian real and the Australian dollar. The recent reductions in interest rates in most economies has a beneficial impact on our results, although most of our cash flows are fixed rate in nature.

There are many factors that could impact our performance in 2008, both positively and negatively. And while we expect to demonstrate continued growth during 2008, our 2006 and 2007 reported results may be unrealistic comparative measures due to the significant realization and other gains recorded during each year. It is for that reason, amongst others, that we measure our growth over the long term as opposed to quarter-over-quarter or year-over-year. We describe the material aspects of our business environment and risks on Part 4 of this MD&A.

We will continue to manage our business with the objective of reducing the impact of short-term market fluctuations through the use of long-term revenue contracts and long-term financings, among other measures. This approach to business provides us with confidence that we will meet our ongoing performance objectives with respect to cash flow growth and value creation.

36 Brookfield Asset Management | 2007 ANNUAL REPORT

PART 3 – BUSINESS STRATEGY

In this section we discuss our business strategy and our capabilities as they relate to our ability to execute our strategy. We also describe the key performance factors that are necessary to successfully implement this strategy and key financial measures that are indicative of our progress. We also explain the terminology that is used throughout this section and our rationale for selecting the key financial measures that we use to assess our business.

OUR STRATEGY

We are a global asset management company focused on property, power and infrastructure assets. Our goal is to establish Brookfield as a global asset manager of choice for investment clients who wish to benefit from the ownership of these types of assets. We have spent many years building high quality operating platforms that enable us to acquire, finance and optimize the value of assets for our own benefit, and for our clients whose capital we manage.

We believe that the best way to create long-term shareholder value is to generate increasing operating cash flows, measured on a per share basis, over a very long period of time. Accordingly, we concentrate on high quality long-life assets that generate sustainable cash flows, require minimal sustaining capital expenditures and tend to appreciate in value over time. Often these assets will benefit from some form of barrier to entry due to regulatory, physical or cost structure factors. Consistent with this focus, we own and operate large portfolios of core office properties, hydroelectric power generating stations, private timberlands and regulated transmission systems that, in our opinion, share these common characteristics. These assets represent important components of the infrastructure that supports the global economy.

We believe the demand from institutional investors to own assets of this nature is increasing as they seek to earn increasing yields to meet their investment objectives. These assets, in our view, they represent attractive alternatives to traditional fixed income investments, providing in many cases a “real return” that increases over time, relatively low volatility and strong capital protection. There is a substantial supply of investment opportunities in the form of existing assets as well as the need for continued development in an ever expanding global economy. At the same time there are relatively few global organizations focused on managing assets of this nature as a primary focus on their strategy.

Our strategy for growth is centered around expanding our assets under management, which should lead to increased fee revenues and opportunities to earn performance returns. We plan to achieve this within our existing operating platforms, through geographic expansion beyond our current focus in North America, South America, Europe and Australia, and by developing and acquiring platforms to operate new asset classes that demonstrate characteristics that are similar to our existing assets. We also plan to achieve growth by expanding our distribution capabilities to access a broader range of investment partners, thereby increasing our access to capital. This increased capital, when coupled with new investment opportunities, should increase our assets under management and the associated income as well as direct investment returns, thereby increasing shareholder value.

OUR CAPABILITIES

We believe that we have the necessary capabilities to execute our business strategy and achieve our performance targets. We focus on disciplined and active hands-on management of assets and capital. We strive for excellence and quality in each of our core operating platforms in the belief that this approach will produce superior returns over the long term.

We endeavour to operate as a value investor and follow a disciplined investment approach. Our management team has considerable capabilities in investment analysis, mergers and acquisitions, divestitures and corporate finance that enable us to acquire assets for value, finance them effectively, and to ultimately realize value created during our ownership.

Our operating platforms and depth of experience in managing these assets differentiate us from some competitors that have shorter investment horizons and more of a financial focus. Over time we have established a number of high quality operating platforms that are fully integrated into our organization. This has required considerable investment in building the management teams and the necessary resources; however, we believe these platforms enable us to optimize the cash returns and values of the assets that we manage.

We have established strong relationships with a number of leading institutions and believe we are well positioned to expand our sources of co-investment capital and clients. In order to expand our assets under management, we are investing in our distribution capabilities to encourage existing and potential clients to commit capital to our investment strategies. We are devoting expanded resources to these activities, and our efforts continue to be assisted by strong investment performance.

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The diversification within our operations allows us to offer a broad range of products and investment strategies to our clients. We believe this is of considerable value to investors with large amounts of capital to deploy. In addition, our commitment to transparency and governance as a well capitalized public company listed on major North American and European stock exchanges better positions as a strong long-term partner for our clients.

Finally, our commitment to invest considerable capital alongside our investors creates a strong alignment of interest between us and our investment partners and also differentiates us from many of our competitors. Accordingly, our strategy calls for us to maintain considerable surplus financial resources relative to other managers. This capital also supports our ability to commit to investment opportunities in anticipation of future syndications.

KEY PERFORMANCE FACTORS

Our ability to increase our operating cash flows is impacted by our ability to generate attractive returns on the capital invested on behalf of ourselves and our clients, and our ability to expand the magnitude of the capital that we manage on behalf of our clients. These two criteria are linked, in that the quality of our investment returns will encourage clients to commit capital to us, and our access to this capital will enable us to pursue a broader range of investment opportunities.

Investment returns are influenced by a number of factors that are specific to each asset and industry segment. There are however, four key activities that we focus on across the organization.

•	Acquire assets “for value” meaning that the projected cash flows and value appreciation of the asset represent an attractive risk-adjusted return to ourselves and our co-investors.

•

Optimize the cash returns and value of the asset on an ongoing basis. In most cases, this is the responsibility of one of our operating platforms, and is evidenced by the return on asset metrics and operating margins.

•

Finance assets effectively, using a prudent amount of leverage. We believe this is very important in maximizing the net returns to investors from property and infrastructure assets, given the lower return on assets compared to a number of other businesses. Fortunately, these assets are well suited to support a relatively high level of investment grade secured debt given the predictability of the cash flows and tendency of these assets to retain substantial value throughout economic cycles. This is reflected in our return on net capital deployed, our overall return on capital and our cost of capital.

•

Have the ability to realize the maximum value of assets through a direct or indirect sale or monetization of the assets. Many of our assets tend to appreciate in value over time and accordingly they may be held for very long periods of time. As a result, this “back-end” appreciation may not be recognized until there is a specific transaction.

Expanding our client relationships is impacted not only by our investment returns, as discussed above, but also by the quality of our distribution capabilities and by maintaining a high level of ongoing client service. This involves transparent and timely communication of results, ongoing engagement responsiveness to client objectives and generation of attractive investment opportunities.

FINANCIAL MEASURES

The long-term rate of growth of operating cash flow on a per share basis is our key performance measure. We also measure the cash return on equity, which demonstrates how effective we are at deploying the capital with which we have been entrusted by shareholders. Our current targets are 12% and 20%, respectively. We revisit these targets periodically in light of the current operating environment to ensure that they are realistic and can be achieved without exposing the organization to inappropriate risk.

The amount of co-investor capital commitments is also an important measure. One of our most important objectives is to significantly expand the amount of capital committed to us by our clients because this provides us with capital to expand our business and also entitles us to earn asset management income based on our ability to successfully invest this capital. “Third Party” asset management income is an important measure in that it is indicative of the cash flow generated from our asset management activities, which is an important source of growth in our operating cash flows.

Operating Cash Flow

We utilize operating cash flow (defined below under Terminology) as a key operating metric as opposed to net income, principally because operating cash flow does not include certain items that we believe can distort operations results, such as depreciation and amortization expense, and future income tax expense.

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Depreciation as prescribed by GAAP, for example, implies these assets decline in value on a pre-determined basis over time, whereas we believe that the value of most of our assets, as long as regular sustaining capital expenditures are made, will typically increase over time. This increase in value will inevitably vary based on a number of market and other conditions that cannot be determined in advance, and may sometimes be negative in a particular period. Future income tax expense, in our case, is derived primarily from changes in the magnitude and quality of our tax losses and the differences between the tax values and book values of our assets, as opposed to current cash liabilities. Brookfield has access to significant tax shields as a result of the nature of our asset base, and we do not expect to incur any meaningful cash tax liability in the near future from ongoing operations.

Our operating cash flow is derived from two principal activities: asset management and operations. Our clients compensate us for asset management activities that we perform in respect of the capital and assets that we manage on their behalf. We also invest our own capital in most of the assets and capital that we manage for our clients, and accordingly participate in the operating cash flow produced by these assets and businesses and the associated value appreciation. Accordingly, we distinguish operating cash flows between those attributable to our asset management activities and those that represent investment returns from the capital deployed in established funds and directly held assets. Asset management activities include strategic oversight, investment analysis, capital allocation activities such as acquisitions, divestitures and financing, and the provision of specific services such as investment banking, facilities management and leasing.

Asset Management Income

Asset management income consists of base management fees, transaction fees and performance returns as well as additional property and investment banking services. The management agreements which govern these earnings vary from fund to fund. For example, base fees may be calculated based on net asset value, capital commitments, invested equity or total capital as defined in each agreement. Base management fees, therefore, represent stable long-term cash flows because they are paid over the life of a fund and contribute to income from the inception of the fund.

Our entitlement to performance returns is typically based on results over a prescribed measurement period, and any payments to us prior to the end of the period may be required to be returned if they exceed the actual amount determined at the end of the period (i.e. “clawed back”). We do not accrue any performance returns until such time as there is sufficient certainty that the amount recorded will not be impacted by future events, and therefore no longer subject to a clawback, even if such amounts are paid to us. Performance returns, by their nature, will tend to be more difficult to predict than base management fees. We believe, however, that the high quality and lower volatility of most of our assets should result in performance returns that are more stable than those recorded in respect of higher volatility investments.

Asset management income includes the fees that we receive from established funds, which will include fees in respect of the capital provided by our clients, which we refer to as “Third Party” fees, as well as any capital that we have invested in the funds. We also attribute fees to capital that is invested directly in assets that are not held in funds. This is an internal allocation that we establish by applying a fixed percentage fee to the estimated value of the operations.

We believe that it is important to consider the fees attributable to our capital in assessing the contribution from our different activities because it increases comparability and avoids distorting margins. This is particularly important as we continue to have a disproportionate amount of our own capital invested relative to client capital. For example, we incur expenses in providing asset management services in respect of all of our assets under management, including our own. If we were to eliminate the fees earned on our own capital, whether it is invested in established funds or directly owned assets, then we would be recognizing only a portion of the fees but all of the expenses. This results in distorted operating margins.

OPERATING ENVIRONMENT

Our operating performance is impacted by various factors that are specific to each of our operations as well as the specific sectors and geographic locations in which we operate. We are also impacted by macro-economic factors such as economic growth, changes in currency, inflation and interest rates, regulatory requirements and initiatives, and litigation and claims that arise in the normal course of business.

Our strategy is to invest in high quality long-life assets which generate sustainable streams of cash flow. While high quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the

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high quality of our asset base protects the company against future uncertainty and enables us to invest with confidence when opportunities arise.

We discuss the risks associated with our business in detail in Part 4 – Business Environment and Risks beginning on page 41.

TERMINOLOGY

Operating Cash Flow

We define operating cash flow as net income prior to items such as depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the actual underlying operations. Operating cash flow is a non-GAAP measure, and may differ from definitions of operating cash flow used by other companies. It is provided to investors as a consistent measurement tool which we believe assists in analysis of the company, in addition to other traditional measures, which we also provide. We recognize the importance of net income as a GAAP measure to investors and provide a full reconciliation between these measures.

“Total operating cash flow” represents the revenues less directly attributable operating costs.

“Net operating cash flow” represents the cash flow that is attributable to our net invested capital and is equal to total operating cash flow less financing costs associated with related liabilities and the interest of other investors in the operations.

Assets Under Management

Assets under management include assets managed by us on behalf of our clients, as well as our own assets. We invest capital alongside our clients in many of our funds, and we continue to own a number of assets that we acquired prior to the formation of our asset management operations and are therefore not part of any fund. Assets under management include the assets reflected in our consolidated financial statements and, as a result, are based on book values that may differ materially from current market values, particularly in the case of long-life assets that we have owned for many years as well as capital commitments that have not yet been drawn. Our calculation of assets under management may differ from that employed by other asset managers and, as a result, this measure may not be comparable to similar measures presented by other asset managers.

Co-investor Commitments

Co-investor commitments represent capital that has been committed to us to invest on behalf of the client. We typically earn base management fees on this capital from the time that the commitment to the fund is effective, during the period of time until the capital is invested (commonly referred to as the investment period) until such time as the investments are monetized and the capital returned to the client. Committed capital includes invested capital and commitments that have not yet been invested. Uninvested commitments represent capital available to us to invest and form part of our overall liquidity for these purposes.

Invested Capital

Invested capital represents the capital that Brookfield has invested through funds and directly. Consolidated assets represent the capital on a similar basis as our consolidated balance sheets. Net invested capital is presented on a de-consolidated basis, with the exception of Brookfield Properties, meaning that the assets are presented net of associated liabilities and non-controlling interests. We believe that net invested capital represents the most consistent basis of presentation and is how we assess the capital invested in our business. The consolidated basis is less meaningful, in our opinion, because certain of our operations and managed funds are consolidated and others are not.

Return on Invested Capital

We define cash return on capital as the operating cash flow per share as a percentage of the average book value per common share during the period, and for an individual operation as the operating cash flow as a percentage of the net invested capital. The numerator in calculating return on invested capital is our operating cash flow and the denominator is the average net book value over the measurement period.

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PART 4 – BUSINESS ENVIRONMENT AND RISKS

The following is a review of certain risks that could adversely impact our financial condition, results of operation and the value of our common shares. Additional risks and uncertainties not previously known to the Corporation, or that the Corporation currently deems immaterial may also impact our operations and financial results.

GENERAL RISKS

We are exposed to the local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets and operate businesses. In general, a decline in economic conditions will result in downward pressure on our operating margins and asset values. We believe that the long life nature of our assets and, in many cases, the long-term nature of revenue contracts mitigates this risk to some degree.

Each segment of our business is subject to competition in varying degrees. This can result in downward pressure on revenues which can, in turn, reduce operating margins and thereby reduce operating cash flows and investment returns. In addition, competition could result in scarcity of inputs which can impact certain of our businesses through higher costs. We believe that the high quality and low operating costs of many of our assets and businesses provides some measure of protection in this regard.

A number of our long-life assets are interest rate sensitive: an increase in long-term interest rates will, absent all else, tend to decrease the value of the assets. We mitigate this risk in part by financing assets with long-term fixed rate debt, which will typically decrease in value as rates increase. In addition, we believe that many conditions that lead to higher interest rates, such as inflation, can also give rise to higher revenues which will, absent all else, tend to increase values.

The trading price of our common shares in the open market cannot be predicted. The trading price could fluctuate significantly in response to factors such as: variations in our quarterly or annual operating results and financial condition; changes in government regulations affecting our business; the announcement of significant events by our competitors; market conditions and events specific to the industries in which we operate; changes in general economic conditions; differences between our actual financial and operating results and those expected by investors and analysts; changes in analysts’ recommendations or projections; the depth and liquidity of the market for our common shares; investor perception of our business and industry; investment restrictions; and our dividend policy. In addition, securities markets have experienced significant price and volume fluctuations in recent years that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the trading price of our common shares.

EXECUTION OF STRATEGY

Our strategy for building shareholder value is to acquire or develop high quality assets and businesses that generate sustainable and increasing cash flows on behalf of ourselves and co-investors, with the objective of achieving higher returns on invested capital and increasing asset management fees over the long term.

We consider effective capital allocation to be one of the most important components to achieving long-term investment success. As a result, we apply a rigorous approach towards the allocation of capital among our operations. Capital is invested only when the expected returns exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and upside potential and, if appropriate, strategic considerations in the establishment of new business activities.

The successful execution of a value investment strategy requires careful timing and business judgment, as well as the resources to complete asset purchases and restructure them as required, notwithstanding difficulties experienced in a particular industry. Our diversified business base, liquidity and the sustainability of our cash flows provide important elements of strength.

We endeavour to maintain an appropriate level of liquidity in order to invest on a value basis when attractive opportunities arise. Our approach to business entails adding assets to our existing businesses when the competition for assets is lowest, either due to depressed economic conditions or when concerns exist relating to a particular industry. However, there is no certainty that we will be able to acquire or develop additional high quality assets at attractive prices to supplement our growth. Conversely, overly favourable economic conditions can limit the number of attractive investment opportunities and thereby restrict our ability to increase assets under management and the related income streams. Competition from other well-capitalized investors may significantly increase the purchase price or prevent us from completing an acquisition. We may be unable to finance acquisitions on favourable terms, or newly acquired assets and businesses may fail to perform as expected. We may underestimate the costs necessary to bring an acquisition up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into our existing operations.

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We develop property and power generation assets. In doing so, we must comply with extensive and complex regulations affecting the development process. These regulations impose on us additional costs and delays, which may adversely affect our business and results of operations. In particular, we are required to obtain the approval of numerous governmental authorities regulating matters such as permitted land uses, levels of density, the installation of utility services, zoning and building standards. We must comply with local, state and federal laws and regulations concerning the protection of health and the environment, including laws and regulations with respect to hazardous or toxic substances. These environmental laws and regulations sometimes result in delays, which cause us to incur additional costs, or severely restrict development activity in environmentally sensitive regions or areas.

Our ability to successfully expand our asset management business is dependent on our reputation with our current and potential investment partners. We believe that our track record and recent investments, as well as adherence to operating principles that emphasize a constructive management culture, will enable us to continue to develop productive relationships with institutional investors. However, competition for institutional capital, particularly in the asset classes on which we focus, is intense. Although we seek to differentiate ourselves there is no assurance that we will be successful in doing so and this competition may reduce the margins of our asset management business and may decrease the extent of institutional investor involvement in our activities.

Our executive and other senior officers have a significant role in our success. Our ability to retain our management group or attract suitable replacements should any members of the management group leave is dependent on the competitive nature of the employment market. The loss of services from key members of the management group or a limitation in their availability could adversely impact our financial condition and cash flow. Further, such a loss could be negatively perceived in the capital markets. The conduct of our business and the execution of our growth strategy rely heavily on teamwork. Co-operation amongst our operations and our team-oriented management structure are essential to responding promptly to opportunities and challenges as they arise. We believe that our hiring and compensation practices encourage retention and teamwork.

We participate in joint ventures, partnerships, co-tenancies and funds affecting many of our assets and businesses. Investments in partnerships, joint ventures, co-tenancies or other entities may involve risks not present were a third party not involved, including the possibility that our partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, our partners, co-venturers or co-tenants might at any time have economic or other business interests or goals. In addition, we do not have sole control of certain major decisions relating to these assets and businesses, including: decisions relating to the sale of the assets and businesses; refinancing; timing and amount of distributions of cash from such entities to the Corporation; and capital expenditures.

Some of our management arrangements permit our partners to terminate the management agreement in limited circumstances relating to enforcement of the managers’ obligations. In addition, the sale or transfer of interests in some of our entities is subject to rights of first refusal or first offer and some agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but may be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired basis.

FINANCIAL AND LIQUIDITY RISKS

We employ debt and other forms of leverage in the ordinary course of our business in order to enhance returns to shareholders and our co-investors. We attempt to match the profile of the leverage to the associated assets and accordingly fund shorter duration floating rate assets with shorter term floating rate debt and fund long-term fixed rate and equity like assets with long-term fixed rate and equity capital. Most of the debt within our business has recourse only to the assets or subsidiary being financed and has no recourse to the Corporation.

Accordingly, we are subject to the risks associated with debt financing. These risks, including the following, may adversely affect our financial condition and results of operations: our cash flow may be insufficient to meet required payments of principal and interest; payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses; we may not be able to refinance indebtedness on our assets at maturity due to company and market factors including: the estimated cash flow of our assets; the value of our assets; liquidity in the debt markets; financial, competitive, business and other factors, including factors beyond our control; and if refinanced, the terms of a refinancing may not be as favourable as the original terms of the related indebtedness. We structure our financings to mitigate these risks through the use of long-term debt and by diversifying our maturities over an extended period of time. We also strive to maintain adequate liquidity to refinance obligations.

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The terms of our various credit agreements and other indebtedness require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations.

If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to dispose of one or more of our assets upon disadvantageous terms, prevailing interest rates or other factors at the time of refinancing could increase our interest expense, and if we pledge assets to secure payment of indebtedness and are unable to make required payments, the creditor could foreclose upon such asset or appoint a receiver to receive an assignment of the associated cash flows.

A large proportion of our capital is invested in physical assets such as office properties, hydroelectric power generating facilities and transmission systems which can be hard to sell, especially if local market conditions are poor. Such liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, financial or operating difficulties of other owners resulting in distress sales could depress asset values in the markets in which we operate in times of illiquidity. These restrictions could reduce our ability to respond to changes in the performance of our investments and market conditions and could adversely affect our financial condition and results of operations.

We periodically enter into agreements that commit us to acquire assets or securities. In some cases we may enter into such agreements with the expectation that we will syndicate or assign all or a portion of our commitment to other investors prior to, at the same time as, or subsequent to the anticipated closing. We may be unable to complete this syndication or assignment which may increase the amount of capital that we are required to invest. These activities can have an adverse impact on our liquidity which may reduce our ability to pursue further acquisitions or meet other financial commitments.

We enter into financing commitments in the normal course of business and, as a result, may be required to fund these. Although we do not typically do so, we from time to time guarantee the obligations of funds or other entities that we manage and/or invest in. If we are unable to fulfill any of these commitments this could result in damages being pursued against us or a loss of opportunity through default of contracts that are otherwise to our benefit.

Our business is impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. As a general policy, we endeavour to maintain balanced positions, although unmatched positions may be taken from time to time within predetermined limits. The company’s risk management and derivative financial instruments are more fully described in the notes to our Consolidated Financial Statements. We selectively utilize financial instruments to manage these exposures.

We have pursued and intend to continue to pursue growth opportunities in international markets and often invest in countries where the U.S. dollar is not the notional currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the foreign currency of one or more countries where we have a significant investment may have a material adverse effect on our results of operations and financial position. Although we attempt to maintain a hedged position with respect to the carrying value of net assets denominated in currencies other than the U.S. dollar, this is not always possible or economical to do. Even if we do so, the carrying value may not equal the economic value, meaning that any difference may not be hedged. In addition, the company receives certain cash flows that are denominated in foreign currencies that are not hedged. We mitigate adverse effects by borrowing under debt agreements denominated in foreign currencies and through the use of financial contracts, however, there can be no assurance that those attempts to mitigate foreign currency risk will be successful.

We typically finance assets that generate predictable long-term cash flows with long-term fixed rate debt in order to provide stability in cash flows and protect returns in the event of changes in interest rates. We also make use of fixed rate preferred equity financing as well as financial contracts to provide additional protection in this regard. Similarly, we typically finance shorter term floating rate assets with floating rate debt. Historically, the company and our subsidiaries have tended to maintain a net floating rate liability position because we believe that this results in lower financing costs over the long term although in recent years we have maintained a net floating rate asset position given our view on interest rates.

As at December 31, 2007, our net floating rate liability position was $0.2 billion (2006 – asset of $0.9 billion). As a result, a 10 basis point increase in interest rates would increase operating cash flow by $16 million, or $0.03 per share. Our fixed-rate obligations at year end include a notional amount of $1.6 billion (2006 – $1.1 billion) which we are required to record at market value and any changes in value recorded as current income, with the result that a 10 basis point

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increase in long-term interest rates will result in a corresponding increase in income of $13 million before tax or $0.02 per share and vice versa, based on our year end positions. It is important for shareholders to keep in mind that these interest rate related revaluation gains or losses are offset by corresponding changes in values of the assets and cash flow streams that they relate to, which are not reflected in current income.

We selectively utilize credit default swaps and equity derivatives to hedge financial positions and may establish unhedged positions from time to time. These instruments are typically utilized as an alternative to purchasing or selling the underlying security when they are more effective from a capital employment perspective.

COMMERCIAL OFFICE PROPERTIES

Our strategy is to invest in high quality commercial office properties as defined by the physical characteristics of the assets and, more importantly, the certainty of receiving rental payments from large corporate tenants which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.

Core office property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our core office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues is an effective mitigant to these risks.

Our core office properties generate a relatively stable source of income from contractual tenant rent payments. We endeavour to stagger our lease expiry profile so that we are not faced with a disproportionate amount of space expiring in any one year. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. While we believe the outlook for commercial office rents is positive for both 2008 and in the longer term, it is possible that rental rates could decline or that renewals may not be achieved. The company is, however, substantially protected against short-term market conditions, since most of our leases are long-term in nature. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure over time on overall occupancy levels and net effective rents.

RESIDENTIAL PROPERTIES

In our residential land development and homebuilding operations, markets have been favourable over most of the past seven years. Our operations are concentrated in high growth areas which we believe have positive long-term demographic and economic conditions. Despite this, over the past 18 months the U.S. market has seen extremely negative market sentiment towards housing and has similarly affected our operations in the U.S.

The residential homebuilding and land development industry is cyclical and is significantly affected by changes in general and local economic conditions, such as consumer confidence, employment levels, availability of financing for homebuyers and interest rates. Competition from rental properties and used homes may depress prices and reduce margins for the sale of new homes. Homebuilders are also subject to risks related to the availability and cost overruns. Furthermore, the market value of undeveloped land, buildable lots and housing inventories held by us can fluctuate significantly as a result of changing economic and real estate market conditions. If there are significant adverse changes in economic or real estate market conditions, we may have to sell homes at a loss or hold land in inventory longer than planned. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market. Our residential property operations may be particularly affected by changes in local market conditions in California, Virginia, Alberta and Brazil where we derive a large proportion of our residential property revenue. During 2007, we recorded approximately $100 million of charges against our U.S. revenues to reflect changing conditions.

Many of our customers finance their home acquisitions through lenders providing mortgage financing. Mortgage rates have recently been at or near their lowest levels in many years. Despite this, and given that dramatic issues being experienced in the sub-prime markets in the U.S. and by many lenders, it has become more difficult for borrowers to procure mortgages.

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Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their homes to potential buyers who need financing, which in the U.S. has resulted in reduced demand for new homes. As a result, rising mortgage rates could adversely affect our ability to sell new homes and the price at which we can sell them.

POWER GENERATING OPERATIONS

Our strategy is to own primarily hydroelectric generating facilities, which have operating costs significantly below that of most competing forms of generation. As a result, there is a high level of assurance that we will be able to deliver power on a profitable basis. In addition, we sell most of our generation pursuant to contracts that protect us from variations in future prices. Nonetheless, we are subject to certain risks, the most significant of which are hydrology and price, but also include changes in regulation, risk of increased maintenance costs, dam failure and other disruptions.

The revenues generated by our power facilities are proportional to the amount of electricity generated, which is dependent upon available water flows. Although annual deviations from long-term average water flows can be significant, we strive to mitigate this risk by increasing the geographic diversification of our facilities which assists in balancing the impact of generation fluctuations in any one geographic region.

Demand for electricity varies with economic activity. An economic slowdown could have an adverse impact on prices. In addition, oversupply in our markets may result from excess generating capacity. Pricing risk is mitigated through fixed-price contracts and forward sales of electricity. Future pricing levels are dependent on economic and supply conditions and the terms on which contracts are renewed. A portion of our power generation revenue is tied, either directly or indirectly, to the spot market price for electricity. Electricity price volatility could have a significant effect on our business, operating results, financial condition or prospects.

There is a risk of equipment failure due to, among other things, wear and tear, latent defect, design error or operator error which could adversely affect revenues and cash flows. Although the power systems have operated in accordance with expectations, there can be no assurance that they will continue to do so. In the future, our generation assets may require significant capital expenditures and operations could be exposed to unexpected increases in costs such as labour, water rents and taxes. Nevertheless, this risk is substantially mitigated by the proven nature of hydroelectric technology, the design of the plants, capital programs, adherence to prudent maintenance programs, comprehensive insurance and significant operational flexibility as a result of having generating units which can operate independently.

The operation of hydroelectric generating facilities and associated sales of electricity are regulated to varying degrees in most regions. Changes in regulation can affect the quantity of generation and the manner in which we produce it.

The occurrence of dam failures at any of our hydroelectric generating stations could result in a loss of generating capacity and repairing such failures could require us to incur significant expenditures of capital and other resources. Such failures could result in us being exposed to liability for damages. There can be no assurance that our dam safety program will be able to detect potential dam failures prior to occurrence or eliminate all adverse consequences in the event of failure. Upgrading all dams to enable them to withstand all events could require us to incur significant expenditures of capital and other resources.

The occurrence of a significant event which disrupts the ability of our generation assets to produce or sell power for an extended period, including events which preclude existing customers from purchasing electricity, could have a material negative impact on the business. Our generation assets could be exposed to effects of severe weather conditions, natural disasters and potentially catastrophic events such as a major accident or incident at our generation facilities. In addition, many of our generation assets are located in remote areas which makes access for repair of damage difficult.

Brookfield Asset Management | 2007 ANNUAL REPORT	45

TIMBERLANDS

The financial performance of our timberland operations depends on the state of the lumber and pulp and paper industries. Decreases in the level of residential construction activity generally reduce demand for logs and wood products, resulting in lower revenues, profits and cash flows for lumber mills who are important customers to us. Depressed commodity prices of lumber, pulp or paper or market irregularities may cause mill operators to temporarily or permanently shut down their mills if their product prices fall to a level where mill operation would be uneconomic. Any of these circumstances could significantly reduce the prices that we realize for our timber and the amount of timber that such operators purchase from us.

Weather conditions, timber growth cycles, access limitations, aboriginal claims and regulatory requirements associated with forestry practices, sale of logs and environmental matters, may restrict our harvesting, as may other factors, including damage by fire, insect infestation, disease, prolonged drought and other natural and man-made disasters. Although management believes it follows best practices with regard to forest sustainability and general forest management, there can be no assurance that our forest management planning, including silviculture, will have the intended result of ensuring that our asset base appreciates in value over time. If management’s estimates of merchantable inventory are incorrect, harvesting levels on our timberlands may result in depletion of our timber assets.

TRANSMISSION INFRASTRUCTURE

Our transmission operations are subject to regulation. The regulated rates are designed to recover allowed costs, including debt financing costs, and permit earning a specified rate of return on assets or equity. Any changes in the rate structure for the transmission assets or any reallocation or redetermination of allowed costs relating to the transmission assets, could have a material adverse effect on our transmission revenues and operating margins.

SPECIALTY INVESTMENT FUNDS

Our specialty funds operations are focused on the ownership and management of securities and businesses that are supported by underlying tangible assets and cash flows. The principal risks in this business are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital.

Unfavourable economic conditions could have a significant impact on the value and liquidity of our investments and the level of investment income. Since most of our investments are in our areas of expertise and given that we strive to maintain adequate supplemental liquidity at all times, we are well positioned to assume ownership of and operate most of the assets and businesses that we finance. Furthermore, if this situation does arise, we typically acquire the assets at a discount to the underwritten value, which protects us from loss.

OTHER RISKS

As an owner and manager of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our real estate or to borrow using real estate as collateral, and could potentially result in claims or other proceedings against us. We are not aware of any material non-compliance with environmental laws at any of our properties. We are also not aware of any material pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any material investigations or actions by environmental regulatory authorities in connection with any of our properties or any material pending threatened claims relating to environmental conditions at our properties. We have made and will continue to make the necessary capital expenditure for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or results of operation.

The ownership and operation of our assets carry varying degrees of inherent risk of liability related to worker health and safety and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to contravention of health, safety and environmental laws, licenses, permits and other approvals, and potential civil liability. Compliance with health, safety and environmental laws (and any future laws or amendments enacted) and the requirements of licenses, permits and other approvals will remain material to our business. We have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental laws

46	Brookfield Asset Management | 2007 ANNUAL REPORT

and to obtain and comply with licenses, permits and other approvals and to assess and manage its potential liability exposure. Nevertheless, from time to time it is possible that we may be unsuccessful in obtaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of, health, safety and environmental laws, licenses, permits or other approvals could have a significant impact on operations and/or result in additional material expenditures. As a consequence, no assurance can be given that additional environmental and workers’ health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to its business and operations.

Our core office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat, which could be heightened in the event that the United States continues to engage in armed conflict. This could have an adverse effect on our ability to lease office space in our portfolio. Each of these factors could have an adverse impact on our operating results and cash flows. Our core office property operations have insurance covering certain acts of terrorism for up to $500 million of damage and business interruption costs. We continue to seek additional coverage equal to the full replacement cost of our assets; however, until this type of coverage becomes commercially available on a reasonably economic basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company.

We carry various insurance coverages that provide comprehensive protection for first party and third party losses to our properties. These coverages contain policy specifications, limits and deductibles customarily carried for similar properties. We also self-insure a portion of certain of these risks. We believe all of our properties are adequately insured.

There are certain types of risks (generally of a catastrophic nature such as war or environmental contamination such as toxic mold) which are either uninsurable or not economically insurable. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our assets or operations, and would continue to be obligated to repay any recourse mortgage indebtedness on such properties.

In the normal course of our operations, we become involved in various legal actions, typically involving claims relating to personal injuries, property damage, property taxes, land rights and contract disputes. We endeavour to maintain adequate provisions for outstanding or pending claims. The final outcome with respect to outstanding, pending or future actions cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have an adverse effect on our financial position or results of our operations in a particular quarter or fiscal year. We believe that we are not currently involved in any litigation, claims or proceedings in which an adverse outcome would have a material adverse effect on our consolidated financial position or results.

Ongoing changes to the physical climate in which we operate may have an impact on our business. In particular, changes in weather patterns may impact hydrology levels thereby influencing generation levels and power generation levels. Climate change may also give rise to changes in regulations and consumer sentiment that could impact other areas of our business.

The U.S. Investment Company Act of 1940 (the “Act”) requires the registration of any company which holds itself out to the public as being engaged primarily in the business of investing, reinvesting or trading in securities. In addition, the Act may also require the registration of a company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and which owns or proposes to acquire investment securities with a value of more than 40% of the company’s assets on an unconsolidated basis. We are not currently an investment company in accordance with the Act and we believe we can continue to arrange our business operations in ways so as to avoid becoming an investment company within the meaning of the Act. If we were required to register as an investment company under the Act, we would, among other things, be restricted from engaging in certain businesses and issuing certain securities. In addition, certain of our contracts may become void.

There are many other laws and governmental regulations that apply to us, our assets and businesses. Changes in these laws and governmental regulations, or their interpretation by agencies or the courts, could occur. Further, economic and political factors, including civil unrest, governmental changes and restrictions on the ability to transfer capital across borders in the United States, but primarily in the foreign countries in which we have invested, can have a major impact on us as a global company.

A portion of the workforce in our operations is unionized and if we are unable to negotiate acceptable contracts with any of our unions as existing agreements expire, we could experience a significant disruption of the affected operations, higher ongoing labour costs and restriction of its ability to maximize the efficiency of its operations, which could have an adverse effect on our operations and financial results.

Brookfield Asset Management | 2007 ANNUAL REPORT	47

PART 5 – DESCRIPTION OF OPERATING PLATFORMS

In this section we provide supplemental information on each of our principal operating platforms as well as our private equity investments.

COMMERCIAL PROPERTIES

We own and operate commercial office and retail properties on behalf of ourselves and our co-investors in North America, South America, Europe, Australia and the Middle East.

Office Properties

We own and manage one of the highest quality commercial office portfolios in the world and focus on major financial, energy and government centre cities in North America, Australasia and Europe. Our strategy is to concentrate our operations in high growth, supply-constrained markets that have high barriers to entry and attractive tenant bases. Our goal is to maintain a meaningful presence in each of our primary markets so as to build on the strength of our tenant relationships.

Our North American operations are conducted through a 51%-owned subsidiary, Brookfield Properties, and our primary markets are New York, Boston, Houston, Los Angeles, Washington D.C., Toronto, Calgary and Ottawa. These operations include directly owned properties as well as those contained within our U.S. and Canadian core office funds.

Our European operations are principally located in London, U.K. where we own an interest in 17 high quality commercial properties comprising 8.5 million square feet of rentable area and a further 5.4 million square feet of development density. The properties are located in the Canary Wharf Estate, one of the leading core office developments in Europe. We hold a direct 100% ownership interest in the 550,000 square foot 20 Canada Square property and an indirect interest in the balance of the portfolio through our 15% ownership interest in privately-owned Canary Wharf Group.

We acquired a high quality portfolio in Australia and New Zealand in late 2007 through our acquisition of Multiplex, consisting of 24 commercial properties containing 6.2 million square feet of net leasable area.

Office property assets under management totalled $29 billion at the end of 2007, of which $17 billion are held directly and $12 billion are held through seven funds with aggregate capital commitments of $3.7 billion.

Portfolio Activity

The following table sets out the assets and capital in our commercial property operations at the end of 2007 and 2006. Our property assets are recorded at depreciated book value, which in most cases are significantly below recent market values. In particular, the consolidated carrying value of our North American properties is approximately $272 per square foot, significantly less than the estimated replacement cost of these assets.

	Total Assets Under		Co-investor		Brookfield Invested Capital
	Management		Commitments		Consolidated Assets		Net Invested Capital
AS AT DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006
North America
United States	$14,348	$14,304	$1,025	$1,069	$13,593	$13,189	$13,593	$13,189
Canada	4,541	4,392	650	648	2,391	2,209	2,391	2,209
	18,889	18,696	1,675	1,717	15,984	15,398	15,984	15,398
United Kingdom	796	765	—	—	796	765	787	747
Australasia	5,728	—	623	—	3,198	—	3,198	—
Total properties	25,413	19,461	2,298	1,717	19,978	16,163	19,969	16,145
Other assets	3,639	853	—	—	3,639	853	3,639	853
Other liabilities							(2,275)	(919)
Property-specific mortgages							(16,183)	(11,811)
Co-investors’ capital							(450)	(523)
	$29,052	$20,314	$2,298	$1,717	$23,617	$17,016	$4,700	$3,745

48 Brookfield Asset Management | 2007 ANNUAL REPORT

Our total portfolio occupancy rate at the end of 2007 was 96% across our portfolios worldwide compared to 95% at December 31, 2006 as set forth in the following table:

	2007			2006
AS AT DECEMBER 31 (THOUSANDS)	Total Area	Owned Interest	Percentage Leased	Total Area	Owned Interest	Percentage Leased
Core North American markets
United States	46,703	42,477	94%	46,080	40,794	94%
Canada	19,827	10,131	99%	23,067	11,252	98%
Other North American	6,648	5,958	95%	6,648	5,958	93%
United Kingdom	8,500	2,173	97%	8,500	2,173	94%
Australasia	8,463	6,185	99%	—	—	—
Total [1]	90,141	66,924	96%	84,295	60,177	95%
1	Excludes development sites

As at December 31, 2007, the average term of our in-place leases in North America was seven years and annual expiries average 7.1% over the next five years. The U.S. portfolio acquired in late 2006 had a shorter lease maturity than the balance of our portfolio, which we will seek to extend as we re-lease the properties.

Leasing fundamentals in London also continued to improve, bringing total occupancy across the portfolio to more than 97%, with an average unexpired lease term of approximately 20 years. Nearly 80% of the tenant rating profile is A+ or better.

Property-specific mortgages and other debt secured by our commercial property interests includes $1.6 billion of debt associated with the Multiplex acquisition in 2007 and $2.7 billion of assumed debt. The loan to value for the Multiplex acquisition debt and assumed debt represents a relatively conservative loan to value of less than 65%.

During the year we refinanced a number of properties in Europe and North America. This included the refinancing of One Liberty Plaza through the issuance of $850 million, 6.1% mortgage debt, replacing $400 million of existing debt. This enabled us to monetize a portion of the value created in this property in recent years and enhance our return on capital. Core office property debt at December 31, 2007 had an average interest rate of 7% and an average term to maturity of seven years. The co-investors’ capital represents the 38% interest of our partners in the U.S. Core Office fund.

Other assets include rents receivable and working capital balances as well as a portion of the purchase price of property that has been attributed to items such as above-market leases and tenant relationships. Similarly, other liabilities include $1 billion in respect of items such as below-market tenant and land leases.

Retail Properties

We operate the Brascan Brasil Real Estate Partners fund which was formed in late 2006 and has $800 million of committed capital (Brookfield’s share – 25%). We completed a number of acquisitions which enabled us to fully invest the fund with $1.7 billion of total assets within 18 months from inception and establishes us as one of the largest owners of retail centres in Brazil. The fund’s portfolio now consists of interests in 15 shopping centres and associated office space totalling 4.7 million square feet of net leas-able area, located primarily in Rio de Janeiro and São Paulo.

	Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
					Consolidated Assets		Net Invested Capital
AS AT DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006
Retail properties	$1,698	$800	$600	$600	$1,698	$215	$827	$207
Borrowings							(462)	(105)
Co-investors’ capital							(262)	(74)
Net investment	$1,698	$800	$600	$600	$1,698	$215	$103	$28

The book value of retail properties includes total and net working capital balances of $209 million (2006 – $46 million) and $54 million (2006 – $38 million), respectively as well as $716 million representing a portion of the portfolio purchase price. Borrowings also include $265 million of debt incurred by the fund to finance the purchase of the initial portfolio assets, which is guaranteed by the obligations of ourselves and our partners to subscribe for capital in the fund up to the level of the committed amounts.

Brookfield Asset Management | 2007 ANNUAL REPORT 49

POWER GENERATING OPERATIONS

We own one of the largest privately owned hydroelectric power generating portfolios in the world. We are currently exploring alternatives to establish an externally managed entity through which we can share the ownership of these assets with others on a fee-bearing basis.

Our power generating operations are predominantly hydroelectric facilities located on river systems in the U.S., Canada and Brazil. As at December 31, 2007, we owned and managed 160 power generating stations with a combined generating capacity of approximately 3,900 megawatts. Our facilities produced approximately 13,000 gigawatt hours of electricity in 2007. All but four of our existing stations are hydroelectric facilities located on river systems in seven geographic regions, specifically Ontario, Quebec, British Columbia, New York, New England, Louisiana and southern Brazil. This geographic distribution provides diversification of water flows to minimize the overall impact of fluctuating hydrology. Our storage reservoirs contain sufficient water to produce approximately 20% of our total annual generation and provide partial protection against short-term changes in water supply. The reservoirs also enable us to optimize selling prices by generating and selling power during higher-priced peak periods. We also own and operate two natural gas-fired plants, a pumped storage facility and a 189-megawatt wind energy project that we operate under a 20-year fixed price power sales agreement.

Financial Position

Total assets in the segment increased to $6.8 billion from $5.4 billion at the end of last year due to the acquisition and development of power facilities as well as the impact of increases in the carrying value of non-U.S. assets as a result of currency fluctuation. Financings completed during the year enabled us to maintain the net capital invested in this segment at approximately $1.4 billion.

	Capacity		Assets Under Management		Brookfield Invested Capital
					Consolidated		Net
AS AT DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006
Hydroelectric generation	(MW)
Ontario	897	897	$1,269	$1,094	$1,269	$1,094	$1,269	$1,094
Quebec	277	277	434	371	434	371	434	371
British Columbia	134	127	172	133	172	133	172	133
New England	240	240	397	400	397	400	397	400
New York and other northeast markets	852	832	1,046	1,016	1,046	1,016	1,046	1,016
Louisiana	192	192	459	478	459	478	459	478
Brazil	295	205	522	264	522	264	522	264
Total hydroelectric generation	2,887	2,770	4,299	3,756	4,299	3,756	4,299	3,756
Wind energy	189	189	369	327	369	327	369	327
Co-generation and pumped storage	815	815	233	166	233	166	233	166
Development projects	—	—	236	60	236	60	236	60
Total power generation	3,891	3,774	5,137	4,309	5,137	4,309	5,137	4,309
Cash, financial assets, accounts receivable and other			1,665	1,081	1,665	1,081	1,665	1,081
Accounts payable and other liabilities			—	—	—	—	(879)	(419)
Property-specific and subsidiary debt			—	—	—	—	(4,285)	(3,388)
Non-controlling interests in net assets			—	—	—	—	(213)	(215)
	3,891	3,774	$6,802	$5,390	$6,802	$5,390	$1,425	$1,368

Property-specific debt totalled $3.5 billion at December 31, 2007 and corporate unsecured notes issued by our power generating operations totalled $0.8 billion. Property-specific debt has an average interest rate of 7% and an average term of 13 years and is all investment grade quality. The corporate unsecured notes bear interest at an average rate of 5%, have an average term of 9 years and are rated BBB by S&P and BBB (high) by DBRS and BBB by Fitch.

Contract Profile

Approximately 77% of our projected 2008 and 2009 generation is currently subject to long-term bilateral power sales agreements or shorter-term financial contracts. The remaining generation is sold into wholesale electricity markets. Our long-term sales contracts, which cover approximately 53% of total generation during this period, have an average term of 13 years and the counterparties are almost exclusively customers with long-standing favourable credit histories or investment grade ratings. The financial contracts typically have a term of less than three years.

50 Brookfield Asset Management | 2007 ANNUAL REPORT

The following table sets out the profile of our contracts over the next five years from our existing facilities, assuming long-term average hydrology:

	Years ended December 31
	2008	2009	2010	2011	2012
Generation (GWh)
Contracted
Power sales agreements	7,874	6,497	6,465	6,004	5,934
Financial contracts	3,169	3,376	287	—	—
Uncontracted	2,732	3,364	6,467	7,221	7,284
	13,775	13,237	13,219	13,225	13,218
Contracted generation
% of total	80	75	51	45	45
Revenue ($millions)	797	741	530	495	496
Price ($/MWh)	72	75	78	83	84

The increase in the average selling price for contracted power from $72 per megawatt hour (MWh) to $84 per MWh over the next five years reflects contractual step-ups in long duration contracts with attractive locked-in prices and the expiry of lower priced contracts during the period. In addition, a number of contracts for our non-U.S. facilities have benefitted from favourable currency appreciation.

INFRASTRUCTURE

Our infrastructure activities are currently concentrated in the timber and electricity transmission sectors, however we are actively reviewing a number of opportunities to expand into new sectors that provide similar investment characteristics. These operations are owned directly and through entities that we manage.

Timberlands

We manage 2.5 million acres of high quality private timberlands with an aggregate book value of $3 billion. We manage a listed specialty issuer that operates in eastern North America and a private fund named Island Timberlands that operates on the west coast of Canada. These funds have aggregate equity capital of $594 million, of which our share is $278 million. We also own direct interests in $2 billion of timberlands in the Pacific Northwest and Brazil. We recently announced the formation of a $250 million Brazil timber fund.

In January 2008 we transferred 30% of our Pacific Northwest operations and a 37.5% interest in Island Timberlands to Brookfield Infrastructure.

Operating Results

	Operating Cash Flow
	Total		Net
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	2007	2006
Timber
Western North America
Timberlands	$123	$59
Higher and better use lands	7	6
Eastern North America	20	18
Brazil	8	4
Timberlands	158	87	$158	$87
Interest expense			(85)	(29)
Non-controlling interests in net assets			(33)	(26)
	$158	$87	$40	$32

Brookfield Asset Management | 2007 ANNUAL REPORT 51

Portfolio Activity and Financial Position

		Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
						Consolidated Assets		Net Invested
AS AT DECEMBER 31 ($MILLIONS)	Acres	2007	2006	2007	2006	2007	2006	2007	2006
Timber
Western North America
Timberlands	1,186,650	$2,603	$777	$243	$240	$2,603	$777	$2,603	$777
Higher and better use lands	32,865	105	111	—	—	105	111	105	111
Eastern North America	1,076,000	185	189	72	100	185	189	185	189
Brazil	180,000	66	45	—	—	66	45	66	45
	2,475,515	2,959	1,122	315	340	2,959	1,122	2,959	1,122
Other assets, net		716	68	—	—	716	68	74	18
		3,675	1,190	315	340	3,675	1,190	3,033	1,140
Property-specific and other borrowings							(1,691)	(485)
Co-investors’ capital								(317)	(340)
		$3,675	$1,190	$315	$340	$3,675	$1,190	$1,025	$315

We acquired Longview Fibre Company, which owns 588,000 acres of high quality timberlands located in the U.S. Pacific Northwest during the second quarter of 2007. Total invested capital includes the purchase cost of the timberlands of $1.9 billion, together with goodwill and working capital totalling $2.6 billion. We recorded a future tax obligation of $593 million relating to the difference between the amount paid by us for the company and the tax basis of the underlying assets. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $593 million. We expect that we will be able to reorganize the ownership structure of the business over time such that we can extinguish the tax liability without any material cash outlay. Net invested capital includes the net capital invested by us in Longview’s timber operations after taking into consideration debt raised to finance the acquisition and the future tax liabilities and subsequent asset sales.

As at December 31, 2007, borrowings included approximately $1.2 billion associated with the Longview acquisition that is secured by the underlying timber assets in North America. The Longview debt consists of an 18-month bridge facility that is in the process of being refinanced with a long-term fixed rate financing secured by the associated timberlands. Our western Canadian timberlands secure investment grade borrowings of approximately $410 million, which have an average interest rate of 6%, and an average term to maturity of 16 years. The balance of the borrowings consists of debt secured by the eastern Canadian timber assets and working capital facilities.

Non-controlling interests represent the interests of co-investors in our two North American funds. We currently own 50% of our western Canadian fund and 45% of Acadian.

Transmission

Our electricity transmission operations consist of the largest transmission system in Chile, a smaller system in northern Ontario and interests in transmission lines in Brazil. We own 28% of the Chilean operations and provide management advisory services to our investment partners on a fee-for-service basis, 100% of the northern Ontario operations and an effective 20% interest in the Brazil operations.

We transferred our northern Ontario and Brazil interests to Brookfield Infrastructure, as well as a 17% interest in the Chilean operations. We believe the regulated rate base nature of these assets provides for attractive reliable long-term returns and we will endeavour to expand our operations in this asset class.

52 Brookfield Asset Management | 2007 ANNUAL REPORT

Portfolio Activity and Financial Position

	Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
					Consolidated Assets		Net Invested
AS AT DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006
Transmission facilities and investments
Chile	$2,650	$2,525	$877	$831	$330	$2,525	$330	$2,525
North America	193	146			193	146	193	146
Brazil	205	157			205	157	205	157
	3,048	2,828			728	2,828	728	2,828
Other assets	32	315			32	315	32	315
	3,080	3,143			760	3,143	760	3,143
Other liabilities							(26)	(267)
Project-specific financing and other borrowings							(114)	(1,496)
							620	1,380
Co-investors’ capital							—	(831)
	$3,080	$3,143	$877	$831	$760	$3,143	$620	$549

Net invested capital was relatively unchanged during the year, although consolidated assets declined as we no longer consolidate the assets and liabilities of our Chilean operations. These operations are financed with property-specific financing borrowings totalling $1.5 billion that have an average interest rate of 6%, an average term to maturity of 11 years and are predominantly investment grade.

DEVELOPMENT AND OTHER PROPERTIES

Opportunity Investments

We operate niche real estate opportunity funds with $417 million of committed capital (Brookfield’s share – $258 million).

	Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
					Consolidated Assets		Net Invested Capital
AS AT DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006
Commercial properties	$1,571	$1,086	$159	$116	$1,571	$1,086	$1,280	$1,055
Property-specific mortgages							(934)	(820)
Co-investors’ capital							(121)	(103)
	$1,571	$1,086	$159	$116	$1,571	$1,086	$225	$132

Total property assets within the fund were approximately $1.6 billion at year end, an increase of $0.5 billion from the end of 2006, due to the completion of a major portfolio acquisition. The portfolio consists of approximately 124 properties, predominantly office properties in a number of cities across North America as well as smaller investments in industrial, student housing, multi-family, and other property asset classes. The book value of commercial properties increased due to acquisitions during the year, offset in part by property sales. Our net invested capital at December 31, 2007 included a $42 million bridge loan to the fund (2006 – $23 million), and $52 million of direct capital in addition to our base commitment that was provided to fund acquisitions.

Brookfield Asset Management | 2007 ANNUAL REPORT 53

Residential Properties

We conduct residential property operations in Canada, the United States and Brazil through public subsidiaries in which we hold the following interests: Canada – 51%; United States – 58%; Brazil – 60%. We recently formed a land joint venture with $400 million of committed capital from a U.S. institution and ourselves that we will manage.

	Assets Under Management 2007	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31		Total		Net		Total		Net
(MILLIONS)		2007	2006	2007	2006	2007	2006	2007	2006
United States	$1,384	$1,384	$1,355	$1,224	$1,142	$46	$236
Canada	516	516	305	516	305	237	144
Brazil	1,009	1,009	743	612	567	92	36
	2,909	2,909	2,403	2,352	2,014	375	416	$375	$416
Impairment charge – U.S.						(103)	—	(103)	—
Borrowings / interest [1]				(1,363)	(1,126)			(18)	(23)
Cash taxes								18	(93)
Non-controlling interest in net assets				(539)	(404)			(12)	(69)
				450	484	272	416	260	231
Realization gain				—	—		269	—	269
Net investment / operating cash flow	$2,909	$2,909	$2,403	$450	$484	$272	$685	$260	$500

1	Portion of interest expressed through cost of sales

Total assets, which include property assets as well as inventory, cash and cash equivalents and other working capital balances, have increased since 2006 due to the impact of currency appreciation on our capital in Canada and Brazil, and as new capital was invested to match sales growth in Canada. Subsidiary borrowings consist primarily of construction financings which are repaid with the proceeds from sales of building lots, single-family houses and condominiums and is generally renewed on a rolling basis as new construction commences.

Under Development

Properties under development include both active development projects as well as properties that we are redeveloping to enhance their value.

	Total Assets Under Management		Brookfield Invested Capital
			Consolidated Assets		Net Invested Capital
AS AT DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	2007	2006
Commercial properties
North America	$965	$551	$965	$551	$965	$551
Australia and United Kingdom	2,072	—	2,072	—	2,072	—
Brazil	162	107	162	107	162	107
Residential lots
Australia	201	—	201	—	201	—
Property-specific financing	—	—	—	—	(1,704)	(240)
	$3,400	$658	$3,400	$658	$1,696	$418

In addition to the properties listed above, we have been actively developing a number of hydroelectric power facilities in Brazil and North America, as well as wind generation facilities in Canada, which are described further under Power Generation Operations.

Current development initiatives in North America are focused on the construction of a 1.1 million square foot premier office property on the Bay Adelaide Centre site located in Toronto’s downtown financial district, representing a book value of $416 million (2006 – $251 million), the redevelopment of the 1.3 million square foot Four Allen Center in Houston carried at $198 million (2006 – $139 million) and properties in Washington, D.C.

We significantly expanded our development activities with the acquisition of Multiplex which has 70 commercial projects underway that will contain over 20 million square feet and approximately 18,000 residential lots, homes and units. We also own our proportionate share of the approximate 5.4 million square feet of commercial space development density at Canary Wharf in London of which 1.3 million is currently under active development.

54 Brookfield Asset Management | 2007 ANNUAL REPORT

Property-specific financing includes debt secured by Bay Adelaide Centre and Four Allen Cedar in North America as well as debt associated with developments in Australia and the United Kingdom that was assumed on the acquisition of Multiplex.

Held for Development

We acquire land or long-term rights on land, seek entitlements to construct, and then either sell the project once it has been improved or build the project ourselves. We typically hold these projects directly, given that they do not generate current cash flow, until the project is completed, at which time it can be transferred to an existing fund portfolio or sold outright. Accordingly, we do not typically record ongoing cash flow in respect of properties held for development and the associated development costs are capitalized until this event occurs, at which time any disposition gain or loss is realized.

	Brookfield Invested Capital
	Consolidated Assets		Net Invested Capital
AS AT DECEMBER 31 (MILLIONS)	2007	2006	2007	2006
Commercial office properties
Ninth Avenue, New York	$207	$184	$207	$184
Residential lots
Canada and Brazil	804	516	804	516
Rural development
Brazil	190	66	159	49
	$1,201	$766	$1,170	$749

Commercial Office Properties

We own well-positioned land at Ninth Avenue between 31st Street and 33rd Street in New York city. We intend to commence construction of the necessary infrastructure to enable the subsequent construction of 5.4 million square feet of commercial office space once the necessary pre-leasing has occurred.

Residential Development Properties

Residential development properties include land, both owned and optioned, which is in the process of being converted to residential lots, but not expected to enter the homebuilding process for more than three years. We utilize options to control lots for future years in our higher land cost markets in order to reduce risk. To that end, we hold options on approximately 12,300 lots which are located predominantly in California and Virginia. We invested additional capital into development land in Alberta as a result of the significant increase in activity in this market.

Rural Development Properties

We own approximately 372,000 acres of prime rural development land in the States of São Paulo, Minas Gerais and Mato Grosso, having acquired a number of new properties in 2007. These properties are being used for agricultural purposes, including the harvest of sugar cane for its use in the production of ethanol as a gasoline substitute. We also hold 33,300 acres of potentially higher and better use land adjacent to our western North American timberlands, which we intend to convert into residential and other purpose land over time, and are included within our timberlands segment.

Brookfield Asset Management | 2007 ANNUAL REPORT 55

SPECIALTY FUNDS

We conduct bridge lending, restructuring and real estate finance activities. Although our primary industry focus is on property, power and long-life infrastructure assets, our mandates within our bridge finance and restructuring funds include other industries which have tangible assets and cash flows, and particularly where we have expertise as a result of previous investment experience. As at December 31, 2007 we managed nine funds with total committed capital of $5 billion and total assets under management of $7 billion.

	Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
					Consolidated Assets		Net Invested
AS AT DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006
Bridge lending	$1,187	$1,452	$1,510	$470	$488	$637	$488	$622
Restructuring	1,538	977	753	652	1,538	977	361	377
Real estate finance	4,637	5,438	1,225	937	685	183	263	183
Real estate services	125	—	59	59	25	—	25	—
	$7,487	$7,867	$3,547	$2,118	$2,736	$1,797	$1,137	$1,182

Bridge Lending

We operate three bridge lending funds. Our first fund has commitments of $1.2 billion at the end of the year, of which $0.9 billion is funded and will mature through 2011. We have $0.6 billion committed to these funds. We have raised C$935 million in commitments and pledges for our two follow-on funds, consisting of a senior and junior fund, and includes a C$240 million commitment from Brookfield. We have advanced $105 million of loans within the new funds thus far.

We had total assets under management of $1.2 billion at year end, down from $1.5 billion at the end of 2006. The level of committed capital to our funds from clients increased to $1.5 billion at year end due to the formation of new funds during the year. Our net invested capital was $488 million, down from $622 million at the end of 2006. The decline in invested capital occurred primarily during the fourth quarter of 2007 as a result of a number of maturities.

Our portfolio at year end was comprised of 16 loans, and our largest single exposure at that date was $105 million. Our share of the portfolio has an average term of 20 months excluding extension privileges and generates an average yield of 14% based on interest rate levels at year end.

Restructuring

We operate two restructuring funds. Our first fund, Tricap Restructuring Fund (“Tricap I”) completed its investment period last year and we continue to manage and harvest the remaining invested capital of $432 million. We also completed an additional capital raise for Tricap Partners II (“Tricap II”), which now has $842 million of committed capital. The capital committed by us to both funds totals $521 million, including co-investment capital invested by us in Tricap I.

Our two principal investments in Tricap I are Western Forest Products and Concert Industries. Western Forest Products experienced a difficult year due in part to a major industry strike which has since been resolved. Concert Industries, a leading producer of air-laid woven fabric, continues to perform well and we continue to make progress expanding its revenue and operating base.

	Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
					Consolidated Assets		Net Invested
AS AT DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006
Property, plant and equipment	$615	$453			$615	$453	$615	$453
Securities	115	29			115	29	115	29
Loans receivable	51	23			51	23	51	23
Other assets	757	472			757	472	757	472
	1,538	977			1,538	977	1,538	977
Other liabilities							(433)	(235)
Subsidiary debt							(293)	(175)
Non-controlling interests							(451)	(190)
	$1,538	$977	$753	$652	$1,538	$977	$361	$377

Our net invested capital in restructuring opportunities at year end was $361 million, relatively unchanged from the end of 2006.

56 Brookfield Asset Management | 2007 ANNUAL REPORT

Real Estate Finance

We operate three real estate finance funds with total committed capital of approximately $1.6 billion, of which our share is approximately $400 million. Our first private fund, the $600 million Brookfield Real Estate Finance Partners (BREF I) recently completed its investment period and we completed a $450 million capital raise for our second fund (BREF II). We also manage a public mortgage REIT that is listed on the NYSE and has raised $565 million of equity capital.

During 2007, BREF I acquired investments with an aggregate principal balance of approximately $1.1 billion and concluded its investment period. During 2007, BREF II commenced its investment period and completed investments with an aggregate principal balance of approximately $460 million. The portfolio continues to perform in line with expectations notwithstanding difficult credit markets.

ADVISORY SERVICES

We manage fixed income and real estate securities and provide investment banking services, all with a particular focus on property and infrastructure.

We manage $26.2 billion of fixed income and equity securities on an advisory basis for a large number of institutional and individual investors. The largest proportion of these assets is managed by our New York-based Brookfield Hyperion Group, which specializes in real estate fixed income securities. We acquired Chicago-based K.G. Redding Inc., (now known as Brookfield Redding), in late 2007. Brookfield Redding has a well established record as a leading real estate equity securities manager with a wide variety of clients throughout North America and Australasia. Brookfield Soundvest, based in Ottawa, Canada, manages fixed income and equity securities on behalf of a number of Canadian institutional investors.

	Assets Under Management
AS AT DECEMBER 31 (MILLIONS)	2007	2006
Brookfield Hyperion	$20,210	$19,711
Brookfield Redding	5,325	—
Brookfield Soundvest	702	749
	$26,237	$20,460

Our investment banking services are provided by teams located in Canada and Brazil.

PRIVATE EQUITY INVESTMENTS

We own a number of investments which will be sold once value has been maximized, integrated into our core operations or used to seed new funds. Although not core to our broader strategy, we expect to continue to make new investments of this nature and dispose of more mature assets.

			Assets Under Management	Brookfield Invested Capital
				Consolidated		Net
AS AT DECEMBER 31 (MILLIONS)	Location	Interest	2007	2007	2006	2007	2006
Forest products
Norbord Inc.	North America / UK	27%	$180	$180	$178	$19	$26
Fraser Papers Inc.	North America	56%	477	477	141	109	141
Privately held	North America	100%	162	162	140	113	95
Infrastructure
Coal lands	Alberta	100%	85	85	73	85	73
Business services
Insurance	Various	80-100%	2,513	2,513	2,357	661	593
Banco Brascan, S.A.	Rio de Janeiro	—	—	—	75	—	75
Privately held	Various	100%	229	229	369	223	278
Publicly listed	Canada	60%	52	52	51	26	23
Property
Privately held	Brazil	Various	153	153	66	100	100
Net investment			$3,851	$3,851	$3,450	$1,336	$1,404

Brookfield Asset Management | 2007 ANNUAL REPORT 57

We account for our non-controlled public investments where we exercise significant influence, such as Norbord, using the equity method, and include dividends received from these investments in operating cash flow and our proportional share of their earnings in net income. We consolidate the results of our majority owned private companies and accordingly include our proportional share of their results in the operating cash flow shown above.

Forest Products

We control 41% and own a net beneficial interest in approximately 27% or 40 million shares of Norbord Inc. (“Norbord”). Net invested capital reflects debentures issued by us that are exchangeable into 20 million Norbord shares and which are recorded at the market value of the Norbord shares. Our net investment had a market value of approximately $319 million at year end.

Privately held forest products operations include paper and pulp operations that we acquired out of bankruptcy in April 2003 in connection with the purchase of power generation operations.

Infrastructure

We own the coal rights under approximately 475,000 acres of freehold lands in central Alberta. These lands supply approximately 11% of Alberta’s coal-fired power generation through the production of approximately 13 million tonnes of coal annually. Royalties from this production generate $6 million of operating cash flow and provide a stable source of income as they are free of crown royalties. In addition, we own a 3.5% net profit interest in 75 million tonnes of proven reserves, and 35 million tonnes of potential reserves of high quality metallurgical coal in British Columbia.

Business Services

Our insurance operations are conducted through 80%-owned Imagine Insurance, a specialty reinsurance business which operates internationally; Hermitage Insurance, a property and casualty insurer which operates principally in the northeast United States; and Trisura, a surety company based in Toronto. We manage the securities portfolios of these companies, which total $1.6 billion and consist primarily of highly rated government and corporate bonds, through our public securities operations. Imagine is rated A- and A- (excellent) by Fitch and AM Best, respectively and Hermitage is rated B++ (good) by AM Best. We continue to explore a variety of options to surface the value of our insurance business, which could result in a reduced ownership interest in the future.

We acquired control of Banco Brascan during the year and have integrated the book values associated with their investment banking, lending and capital markets activities with our corresponding activities.

CASH AND FINANCIAL ASSETS

We hold a substantial amount of financial assets, cash and equivalents that represent liquid capital to fund operating activities and investment initiatives. We reduced our holdings during the year to capture value appreciation in the face of increasingly volatile markets and to fund operating activities.

		Assets Under Management	Brookfield Invested Capital
			Total		Net
	AS AT DECEMBER 31 (MILLIONS)	2007	2007	2006	2007	2006
	Financial assets
	Government bonds	$420	$420	$57	$420	$57
Corporate bonds	– Exchangeable debentures	—	—	375	—	375
	– Other	286	286	199	286	199
	Fixed income	22	22	16	22	16
	High yield bonds	112	112	137	112	137
	Preferred shares	40	40	26	40	26
Common shares	– Multiplex	—	—	44	—	44
	– Other	51	51	504	51	504
	Loans receivable	76	76	10	76	10
	Total financial assets	1,007	1,007	1,368	1,007	1,368
	Cash and cash equivalents	360	360	305	360	305
	Deposits and other liabilities	—	—	—	(500)	(524)
	Net investment	$1,367	$1,367	$1,673	$867	$1,149

58 Brookfield Asset Management | 2007 ANNUAL REPORT

During 2007, we adopted new accounting guidelines related to financial instruments under which our financial assets, other than equity accounted investments and most loans receivable, are carried at fair values. The December 31, 2006 balances are shown at original cost other than designated trading portfolios that are carried at market.

As part of our ongoing risk management and value creation activities, we also establish market positions using total return swaps and credit derivatives. As at December 31, 2007, we maintain common equity positions with a notional value of $70 million through total return swaps. We also bought protection against spread widening through credit default swaps with a total notional value of $2.4 billion, which have a limited downside and benefit from increases in credit spreads and defaults of the underlying debt.

Deposit and other liabilities include broker deposit liabilities associated with our securities portfolio and borrowed securities sold short with a value of $39 million at December 31, 2007.

Brookfield Asset Management | 2007 ANNUAL REPORT 59

PART 6 – CAPITAL RESOURCES AND LIQUIDITY

The following sections describe our capitalization and liquidity profile on both a consolidated and deconsolidated basis. The strength of our capital structure and the liquidity that we maintain enables us to achieve a low cost of capital for our shareholders and at the same time provides us with the flexibility to react quickly to potential investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

Our primary sources of liquidity consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities. These total $2.0 billion at December 31, 2007, compared with $2.1 billion as at December 31, 2006. Furthermore, we endeavour to structure our invested capital in a manner that enables future monetization of our investments as desired.

CAPITALIZATION

		Book Value				Operating Cash Flow [2]
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Cost of Capital [1]	Consolidated		Net Invested Capital		Total		Net
	2007	2007	2006	2007	2006	2007	2006	2007	2006
Corporate borrowings	7%	$2,048	$1,507	$2,048	$1,507	$146	$126	$146	$126
Non-recourse borrowings
Property-specific mortgages	7%	21,644	17,148	—	—	1,226	751	—	—
Subsidiary borrowings[3]	7%	7,463	4,153	711	668	324	212	66	64
Other liabilities	9%	11,102	6,497	3,148	1,771	532	475	450	320

Capital securities	6%	1,570	1,585	1,570	1,585	90	96	90	96
Non-controlling interest in net assets	20%	4,256	3,734	1,773	1,829	636	468	368	247
Shareholders’ equity
Preferred equity	5%	870	689	870	689	44	35	44	35
Common equity	20%	6,644	5,395	6,644	5,395	1,863	1,766	1,863	1,766
	9.5%	$55,597	$40,708	$16,764	$13,444	$4,861	$3,929	$3,027	$2,654
1	Based on operating cash flows as a percentage of average book value
2

Interest expense in the case of borrowings. Attributable operating cash flows in the case of minority and equity interests, including cash distributions. Current taxes and operating expenses in the case of accounts payable and other liabilities

3	Net amounts represent subsidiary obligations guaranteed by the Corporation or issued by corporate subsidiaries

Our overall weighted average cash cost of capital, using a 20% return objective for our common equity, is 9.5%, unchanged from 2006. This reflects the low cost of non-participating perpetual preferred equity issued over a number of years, as well as the low cost of term debt, capital securities and non-recourse investment grade financings, achievable due to the high quality of our core office properties and power generating plants.

Corporate Borrowings

			Book Value				Operating Cash Flow [2]
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Cost of Capital [1]		Total		Net		Total		Net
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Commercial paper and bank borrowings	6%	5%	$167	$—	$167	$—	$26	$11	$26	$11
Publicly traded term debt	7%	7%	1,881	1,463	1,881	1,463	118	113	118	113
Privately held term debt [3]	—	6%	—	44	—	44	2	2	2	2
	7%	7%	$2,048	$1,507	$2,048	$1,507	$146	$126	$146	$126
1	As a percentage of average book value of debt
2	Interest expense
3	$ 44 million is secured by coal assets included in Investments

The average interest rate on our corporate borrowings was 7% at year end, similar to 2006, and the average term was 11 years (2006 – 11 years).

The Corporation has $1,395 million of committed corporate four-year revolving term credit facilities which are utilized principally as back-up credit lines to support commercial paper issuance. At December 31, 2007, $167 million of these facilities were drawn, and approximately $63 million (2006 – $43 million) of the facilities were utilized for letters of credit issued to support various business initiatives.

60 Brookfield Asset Management | 2007 ANNUAL REPORT

Non-Recourse Borrowings

As part of our financing strategy, we raise the majority of our debt capital in the form of asset-specific mortgages or subsidiary obligations. With limited exceptions, these obligations have no recourse to the Corporation.

The nature of these borrowings is discussed within the Operating Platforms section as part of the relevant business unit reviews.

Property-Specific Borrowings

Where appropriate, we finance our operating assets with long-term non-recourse borrowings that have no recourse to the Corporation or our operating entities, such as property-specific mortgages and project financings.

				Brookfield Invested Capital				Operating Cash Flow [2]
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Average Term	Cost of Capital [1]		Total		Net		Total		Net
		2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Commercial properties	6	7%	7%	$16,360	$12,470	$—	$—	$834	$465	$—	$—
Power generation	13	7%	8%	3,488	2,704	—	—	248	206	—	—
Infrastructure	6	7%	6%	1,796	1,974	—	—	144	80	—	—
	7	7%	7%	$21,644	$17,148	$—	$—	$1,226	$751	$—	$—
1	As a percentage of average book value
2	Interest expense

Commercial property debt includes $2.8 billion of mortgage financing assumed with our acquisition of Multiplex which has no recourse to the Corporation. The remaining increase relates principally to our North American office property operations and reflects financings for new and existing properties, including a new 10-year $850 million mortgage on One Liberty Plaza in downtown Manhattan that replaced an existing $400 million mortgage at lower rates. The increase also reflects the impact of currency fluctuations on non-U.S. debt.

Property-specific financings within our power operations increased by approximately $800 million due to a $330 million financing secured by hydroelectric facilities in New York State and currency appreciation on financings securing facilities in Brazil and Canada.

During the year, we completed a $1.2 billion financing within our infrastructure operations to fund the acquisition of our Pacific Northwest timberland operations. The debt is secured by these operations and has no recourse to the Corporation. We are in the process of refinancing this debt with long-term fixed rate financing. Consolidated debt declined by a similar amount as we no longer consolidate our Chilean transmission operations beginning June 30, 2007.

Other Debt of Subsidiaries

These borrowings are largely corporate debt of subsidiaries, issued by way of corporate bonds, bank credit facilities, commercial paper and other financial obligations of subsidiaries.

				Brookfield Invested Capital				Operating Cash Flow [2]
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Average Term	Cost of Capital [1]		Total		Net		Total		Net
		2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Subsidiary borrowings
Properties	2	7%	7%	$3,806	$1,111	$—	$—	$55	$37	$—	$—
Power generation	9	5%	5%	797	684	—	—	41	29	—	—
Private equity investments	2	7%	5%	1,387	298	—	—	79	44	—	—
Corporate subsidiaries	7	10%	10%	711	668	711	668	66	64	66	64
Co-investor capital
Properties	6	10%	11%	762	803	—	—	55	12	—	—
Infrastructure	—	—	9%	—	589	—	—	28	26	—	—
	4	7%	7%	$7,463	$4,153	$711	$668	$324	$212	$66	$64
1	As a percentage of average book value
2	Interest expense

Brookfield Asset Management | 2007 ANNUAL REPORT 61

Properties debt includes $1.6 billion of debt incurred to complete the Multiplex acquisition as well as $0.4 billion of debt within that company that has no recourse to the Corporation.

Infrastructure debt at December 31, 2006 related to our Chilean transmission operations, which are no longer consolidated into our financial results.

Private equity investments’ debt increased due to the consolidation of Fraser Papers and Banco Brascan during 2007.

Other debt of subsidiaries include C$127 million retractable preferred shares issued by corporate subsidiaries that are fully integrated into our ownership structure as well as financial obligations that are guaranteed by the Corporation. The company does not typically guarantee the debts of subsidiaries, with the principal exception being a guarantee of subsidiary debt due in 2015 which was originally issued in 1990, and was assumed by the Corporation upon amalgamating with the original guarantor.

Capital Securities

				Brookfield Invested Capital				Operating Cash Flow [2]
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Average	Cost of Capital [1]		Total		Net		Total		Net
	Term	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Corporate preferred shares	7	6%	6%	$517	$663	$517	$663	$32	$44	$32	$44
Subsidiary preferred shares	7	6%	6%	1,053	922	1,053	922	58	52	58	52
	7	6%	6%	$1,570	$1,585	$1,570	$1,585	$90	$96	$90	$96
1	As a percentage of average book value
2	Interest expense

Distributions paid on these securities, which are largely denominated in Canadian dollars, are recorded as interest expense, even though all of the issues are preferred shares that are convertible into common equity at our option. The holders of the preferred shares also have the right, after a fixed date, to convert the shares into common equity based on the market price of our common shares at that time and, accordingly, these securities are classified as liabilities for Canadian GAAP purposes.

The average distribution yield on the capital securities at December 31, 2007 was 6% (2006 – 6%) and the average term was 7 years (2006 – 12 years). We have been issuing lower cost perpetual preferred equity with more favourable terms and using the proceeds to redeem certain capital securities. To that end, we redeemed C$125 million of 8.35% capital securities due 2050 in January 2007 and a further C$125 million, 8.30% capital securities in July 2007.

Interests of Co-investors in Net Assets

Interests of co-investors in net assets are comprised of two components: participating interests of other shareholders in our operating assets and subsidiary companies, and non-participating preferred equity issued by subsidiaries.

	Number of Shares / % Interest	Brookfield Invested Capital				Operating Cash Flow [1]
		Total		Net		Total		Net
AS AT AND FOR THE YEARS ENDED DECEMBER 31
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006
Participating interests
Property
Brookfield Properties Corporation	198.3 / 49%	$1,622	$1,633	$1,622	$1,633	$361	$243	$361	$243
Brookfield Homes Corporation	11.1 / 42%	245	174	—	—	(16)	69	—	—
Property funds and other	various	843	601	—	—	157	8	—	—
Power generation	various	170	203	—	—	47	42	—	—
Infrastructure
Timberlands	50% / 55%	314	338	—	—	33	26	—	—
Transmission	—	—	242	—	—	5	(6)	—	—
Other	various	911	347	—	—	42	82	—	—
		4,105	3,538	1,622	1,633	629	464	361	243
Non-participating interests		151	196	151	196	7	4	7	4
		$4,256	$3,734	$1,773	$1,829	$636	$468	$368	$247
1	Represents share of operating cash flows attributable to the interests of the respective shareholders and includes cash distributions

62 Brookfield Asset Management | 2007 ANNUAL REPORT

We include Brookfield Properties on a fully consolidated basis in our segmented basis of presentation and accordingly the interests of others in these operations are reflected in both the total and net results. The other entities shown above are presented on a deconsolidated basis in our segmented analysis, and, as a result, the interests of other shareholders are presented in total invested capital and total operating cash flow only. These interests are discussed as appropriate within each of the operating segments. The total operating cash flow attributable to these interests is shown as a deduction in arriving at the net operating cash flow for each respective business unit.

Operating cash flow distributed to other non-controlling shareholders in the form of cash dividends totalled $169 million ($110 million on a net basis) in 2007 compared with $147 million ($85 million on a net basis) for the same period in 2006. The undistributed cash flows attributable to non-controlling shareholders are retained in the respective operating businesses and are available to expand their operations, reduce indebtedness or repurchase equity.

Preferred Equity

Preferred equity represents perpetual floating rate preferred shares that provide an attractive form of permanent equity leverage to our common shares.

			Brookfield Invested Capital				Operating Cash Flow [2]
AS AT AND FOR THE YEARS	Cost of Capital [1]		Total		Net		Total		Net
ENDED DECEMBER 31 (MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Preferred equity	5%	6%	$870	$689	$870	$689	$44	$35	$44	$35
1	As a percentage of average book value
2	Dividends

We issued C$200 million of 4.75% perpetual preferred shares during the second quarter, in addition to an issue of an equivalent amount and terms in late 2006.

Common Equity

On a diluted basis, Brookfield had 611.0 million common shares outstanding at year end with an aggregate book value of $6.6 billion or $11.64 per share. The market capitalization of our common shares on December 31, 2007 was $22.3 billion or $35.67 per share. The difference of $15.7 billion (2006 – $14.5 billion) reflects in part the appreciation in the value of our assets that is not reflected in our book values due to accounting depreciation and economic appreciation, and acquisitions that were completed at a discount to long-term value.

The number of shares outstanding increased by 0.2 million shares on a diluted basis during 2007. We repurchased 4.9 million common shares under issuer bids at an average price of $33 per share, issued 3.5 million options in connection with annual compensation awards, and issued 1.8 million common shares in connection with an acquisition.

Brookfield has two classes of common shares outstanding: Class A and Class B. Each class of shares elects one-half of the Corporation’s Board of Directors. The Class B shares are held by Partners Ltd., a private company owned by 42 individuals, including a number of the senior executive officers of Brookfield, who also collectively hold direct and indirect beneficial interests in approximately 100 million Class A shares representing an approximate 17% equity interest in the company. Further details on Partners Ltd. can be found in the company’s management information circular.

Brookfield Asset Management | 2007 ANNUAL REPORT 63

OTHER ASSETS AND LIABILITIES

Other Assets

The following is a summary of other assets:

	Net Invested Capital
AS AT DECEMBER 31 (MILLIONS)	2007	2006
Accounts receivable	$565	$386
Restricted cash	184	517
Intangible assets	211	130
Prepaid and other assets	788	888
Deferred tax asset	262	—
	$2,010	$1,921

Other assets include working capital balances employed in our business that are not directly attributable to specific operating units. The magnitude of these balances varies somewhat based on seasonal variances. The net balances include $1,171 million (2006 – $846 million) associated with Brookfield Properties and $839 million (2006 – $1,075 million) associated with the Corporation.

Other Liabilities

	Brookfield Invested Capital
	Total		Net
AS AT DECEMBER 31 (MILLIONS)	2007	2006	2007	2006
Accounts payable	$3,659	$1,778	$1,130	$952
Insurance liabilities	1,655	1,619	—	—
Deferred tax liability	1,523	436	1,044	349
Other liabilities	4,265	2,664	974	470
	$11,102	$6,497	$3,148	$1,771

Accounts payable and other liabilities include $1,398 million associated with Brookfield Properties (2006 – $616 million). Deferred taxes represent future tax obligations that arise largely due to holding assets whose book value exceeds their value for tax purposes. The increase in these balances on a total basis since year end relate primarily to the difference between our purchase cost of Longview Fibre and the underlying tax basis of the acquired assets. We expect to be able to restructure our ownership of this business so that the accounting liability will not give rise to any material cash outlay.

LIQUIDITY

We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive investment opportunities as they arise, and to also better withstand sudden adverse changes in economic circumstances. Our principal sources of liquidity are financial assets, undrawn committed credit facilities, free cash flow and the turnover of assets on our balance sheet. We structure the ownership of our assets to enhance our ability to monetize their embedded value to provide additional liquidity if necessary.

Our free cash flow represents the operating cash flow retained in the business after operating costs and cash taxes, interest payments, dividend payments to other shareholders of consolidated entities, preferred equity distributions and sustaining capital expenditures. This cash flow is available to pay common share dividends, invest for future growth, reduce borrowings or repurchase equity.

64 Brookfield Asset Management | 2007 ANNUAL REPORT

Maturity Profile of Debt Obligations

We endeavour to finance our long-term assets with long-term financing and to diversify our principal repayments over a number of years. Principal repayments on debt obligations due over the next five years and thereafter are as follows:

Corporate Borrowings

YEARS ENDED DECEMBER 31 (MILLIONS)	Average Term	2008	2009	2010	2011	2012	Beyond	Total
Commercial paper and bank borrowings	2	$117	$17	$17	$16	$—	$—	$167
Publicly traded term debt	11	299	—	199	—	346	1,037	1,881
Total	11	$416	$17	$216	$16	$346	$1,037	$2,048
Percentage of total		20%	1%	10%	1%	17%	51%	100%

Property-Specific Borrowings

YEARS ENDED DECEMBER 31 (MILLIONS)	Average Term	2008	2009	2010	2011	2012	Beyond	Total
Commercial properties	6	$2,950	$1,678	$211	$4,685	$423	$5,479	$15,426
Power generation	13	55	138	161	88	667	2,379	3,488
Infrastructure	6	1,200	42	—	32	—	522	1,796
Development and other properties		131	499	182	2	62	58	934
Total	7	$4,336	$2,357	$554	$4,807	$1,152	$8,438	$21,644
Percentage of total		20%	11%	3%	22%	5%	39%	100%

Other Debt of Subsidiaries

YEARS ENDED DECEMBER 31 (MILLIONS)	Average Term	2008	2009	2010	2011	2012	Beyond	Total
Subsidiary borrowings
Commercial properties	2	$469	$1,754	$—	$—	$25	$170	$2,418
Power generation	9	—	448	—	—	—	349	797
Infrastructure	3	4	—	—	4	—	—	8
Development and other properties	2	563	554	121	97	1	53	1,389
Investments	2	836	47	409	25	60	1	1,378
Corporate subsidiaries	7	—	—	—	127	—	584	711
Co-investor capital
Properties	6	—	—	—	—	—	762	762
Total	4	$1,872	$2,803	$530	$253	$86	$1,919	$7,463
Percentage total		25%	38%	7%	3%	1%	26%	100%

Capital Securities

YEARS ENDED DECEMBER 31 (MILLIONS)				2008 to 2010	2011 to 2013	2014 to 2016	2017 to 2018	Total
Corporate preferred shares and preferred securities				$—	$346	$—	$171	$517
Subsidiary preferred shares				199	199	655	—	1,053
Total				$199	$545	$655	$171	$1,570
Percentage of total				12%	35%	42%	11%	100%

Brookfield Asset Management | 2007 ANNUAL REPORT	65

PART 7 – ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS

The information in this section enables the reader to reconcile this basis of presentation in our consolidated financial statements to that employed elsewhere in our MD&A. We also provide additional information for certain items not covered within that section. The tables presented on pages 72 and 73 provide a detailed reconciliation between our consolidated financial statements and the basis of presentation throughout the balance of this report.

CONSOLIDATED STATEMENTS OF INCOME

The following table summarizes our consolidated statements of net income:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006
Revenues	$9,343	$6,897
Net operating income	4,509	3,776
Expenses
Interest	(1,786)	(1,185)
Current income taxes	(68)	(142)
Asset management and other operating costs	(464)	(333)
Non-controlling interests in the foregoing	(636)	(468)
	1,555	1,648
Other items, net of non-controlling interests	(768)	(478)
Net income	$787	$1,170

Revenues

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006
Commercial properties	$2,331	$1,500
Power generation	960	894
Infrastructure	599	428
Development and other properties	2,169	1,788
Specialty funds	1,246	908
Investment income and other	2,038	1,379
	$9,343	$6,897

Revenues from commercial properties increased due to the expansion of our operations including the acquisition of a major U.S. portfolio in late 2006, which contributed revenues of $899 million ended December 31, 2007. The increase in power generation revenues reflects higher pricing and increased generating capacity offset by lower water flows. Infrastructure revenues increased due to the acquisition of the Pacific Northwest operations during the second quarter of 2007; and for the first six months of 2007, we consolidated the results of the electricity transmission system in Chile that we acquired in June 2006. Our specialty funds’ revenues increased due to the consolidation of revenues from Western Forest Products and Concert Industries and increased yields from loans issued during the year. Similarly, investment income and other includes revenues from operations consolidated during 2007 that were accounted for on the equity method during 2006.

Net Operating Income

Net operating income includes the following items from our consolidated statements of income: fees earned; other operating revenues less direct operating expenses; investment and other income; and realization gains. These items are described for each business unit in the Part 2 – Performance Review beginning on page 12.

66	Brookfield Asset Management | 2007 ANNUAL REPORT

The following table reconciles net operating income to the total operating cash flow in the segmented basis of presentation and net operating income:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Operating Platform	2007	2006
Net operating income		$4,509	$3,776

Add: dividends from equity accounted investments	Private Equity	21	66
dividends from Canary Wharf Group	Commercial Properties	—	87
exchangeable debenture gains	Cash and Financial Assets	331	—
Total operating cash flow		$4,861	$3,929

Expenses

The following table reconciles total interest expense to the categories discussed in the Performance Review and Capital Resources and Liquidity sections:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006
Corporate borrowings	$146	$126
Property-specific mortgages	1,226	751
Subsidiary borrowings	324	212
Capital securities	90	96
	$1,786	$1,185

Corporate interest expense for the year increased due to higher rates as well as increased borrowing levels established to provide for the Multiplex acquisition. Property-specific and subsidiary borrowing expenses aggregated $1,550 million during the year, compared with $963 million last year. The increase is due to secured debt on properties acquired in late 2006 and thus far in 2007, the up-financing of our One Liberty Plaza property from $400 million to $850 million as well as associated breakage costs. Interest costs also reflect debt associated with the acquisition of the Pacific Northwest timberland operations in April 2007.

The interests of non-controlling parties in net operating income less expenses aggregated $636 million on a consolidated basis during the year, compared with $468 million on a similar basis during 2006. The increase was due to a higher level of operating cash flows within existing partially owned operations. The composition of non-controlling interests is detailed in the table on page 62.

Other Items

Other items are summarized in the following table, and include items that are non-cash in nature and not considered by us to form part of our operating cash flow. Accordingly, they are included in the reconciliation between net income and operating cash flow presented on page 30.

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006
Depreciation and amortization	$(1,034)	$(600)
Equity accounted loss from investments	(72)	(36)
Provisions and other	(112)	57
Future income taxes	(88)	(203)
Non-controlling interests in the foregoing items	538	304
	$(768)	$(478)

Brookfield Asset Management | 2007 ANNUAL REPORT	67

Depreciation and amortization prior to non-controlling interests increased due to the acquisition of additional assets in a number of segments during 2006 and 2007. Depreciation and amortization for each principal operating segment is summarized in the following table:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	2005
Commercial properties	$572	$294	$173
Power generation	164	124	104
Infrastructure	138	68	24
Development and other properties	65	36	16
Specialty funds and private equity investments	89	71	51
Other	6	7	6
	$1,034	$600	$374

The increase in depreciation charges during the year includes $254 million relating to core office properties acquired since late 2006. The infrastructure category includes depreciation and amortization of timberlands and industrial assets acquired upon our purchase of Longview Fibre in the second quarter of 2007, offset by the exclusion of similar charges relating to our Chilean transmission operations as we no longer consolidate these results.

The following table summarizes earnings from our equity accounted investments for the past three years:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	2005
Norbord	$(17)	$37	$87
Fraser Papers	(23)	(62)	(13)
Stelco	(32)	(11)	—
Falconbridge	—	—	145
	$(72)	$(36)	$219

Norbord and Fraser Papers were impacted by low product prices in North America. Fraser Papers also faced higher input costs and incurred additional restructuring charges. We record our share of Stelco’s results one quarter in arrears, however because the carrying value to our investment is nominal, we did not record any amount in respect of their second and third quarter results.

Provisions and other, which largely represent revaluation items, contributed a loss of $112 million in 2007 compared with an income of $57 million in 2006 and are summarized in the following table:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006	2005
Norbord exchangeable debentures	$(9)	$59	$(10)
Interest rate contracts	(64)	7	(16)
Power contracts	(63)	—	—
Stelco recovery of equity accounted losses	43	—	—
Other	(19)	(9)	(33)
	$(112)	$57	$(59)

Revaluation items are non-cash accounting adjustments that we are required to record under GAAP to reflect changes in value of contractual arrangements that we do not believe are appropriately included in operating cash flow. Items being revalued include debentures issued by us that are exchangeable into 20 million Norbord common shares, which are revalued based on changes in the Norbord share price during the period. We hold the 20 million shares into which the debentures are exchangeable, but are not permitted to mark the investment to market.

Revaluation items also include the impact of revaluing fixed rate financial contracts that we maintain in order to provide an economic hedge against the impact of possible higher interest rates on the value of our long duration interest sensitive assets. The U.S. 10-year treasury rate moved from 4.70% to 4.02% between December 31, 2006 and December 31, 2007, which led to a $64 million decline in the value of these contracts, however we believe that this is offset by a corresponding impact on the value of the assets being hedged. Accounting rules require that we revalue these contracts each period even if the corresponding assets are not revalued.

68	Brookfield Asset Management | 2007 ANNUAL REPORT

Within our power operations, we enter into long-term contracts to provide generation capacity, and are required to record changes in the value of these contracts through net income whereas we are not permitted to record the corresponding increase in the value of the capacity that we have pre-sold.

We sold our investment in Stelco during the fourth quarter of 2007 for proceeds substantially in excess of our book value and accordingly recovered $43 million of accumulated equity accounted losses in addition to a disposition gain of $231 million.

Our future income tax provision was lower than in 2006 on a year-to-date basis, due principally to the inclusion in that year of charges related to a reduction in income tax rates that lowered the value of our tax pools. Future income taxes in the first and third quarters of 2007 included a reversals of an income tax liability associated with our U.S. homebuilding operations totalling $51 million following the receipt of a final assessment from income tax authorities in respect of a prior tax year.

CONSOLIDATED BALANCE SHEETS

Total assets at book value increased to $55.6 billion as at December 31, 2007 from $40.7 billion at the end of 2006.

	Book Value
AS AT DECEMBER 31 (MILLIONS)	2007	2006
Assets
Cash and cash equivalents and financial assets	$3,090	$2,869
Investments	1,352	775
Accounts receivable and other	7,327	4,805
Intangible assets	1,773	1,146
Goodwill	1,528	669
Operating assets
Property, plant and equipment	37,790	28,082
Securities	1,828	1,711
Loans and notes receivable	909	651
	$55,597	$40,708

Investments

Investments represent equity accounted interests in partially owned companies as set forth in the following table, which are discussed further within the relevant business segments in the Description of Operating Platforms.

		% of Investment		Book Value
AS AT DECEMBER 31 (MILLIONS)	Business Segment	2007	2006	2007	2006
Property lands	Commercial Office	20-25%	—	$382	$—
Chile transmission	Transmission	28%	28%	330	—
Brazil transmission	Transmission	7.5-25%	7.5-25%	205	157
Norbord Inc.	Investments	41%	38%	180	178
Real Estate Finance Fund	Specialty Funds	27%	33%	148	139
Fraser Papers Inc.	Investments	56%	49%	—	141
Stelco Inc.	Specialty Funds	—	23%	—	44
Other	Various			107	116
Total				$1,352	$775

We acquired interests in four commercial office funds with our acquisition of Multiplex. We commenced accounting for our 28% interest in the Chilean transmission operations on an equity accounted basis on June 30, 2007 following a change in the ownership structure and consolidated the operations at that time. The Brazil transmission investments consist of interests in transmission concessions ranging from 7.5% to 25% that we account for using the equity method as a result of the significant influence that we exercise. We increased our investment in Norbord to 60.2 million shares through the purchase of 5.8 million shares at a cost of $42 million. We syndicated a portion of our interest in the Real Estate Finance Fund to an institutional investor during the third quarter. We began accounting for our investment in Fraser Papers on a consolidated basis following the increase in our ownership to 56%. Our investment in Stelco had nominal book value at the end of the third quarter. The purchase of Stelco by U.S. Steel was approved on October 31, 2007. We received $274 million in proceeds for our investment and recorded a $231 million pre-tax cash gain.

Brookfield Asset Management | 2007 ANNUAL REPORT	69

Accounts Receivable and Other

	Book Value
AS AT DECEMBER 31 (MILLIONS)	2007	2006
Accounts receivable	$2,892	$1,597
Prepaid expenses and other assets	2,930	1,902
Restricted cash	627	961
Inventory	878	345
	$7,327	$4,805

These balances include amounts receivable by the company in respect of contracted revenues owing but not yet collected, and dividends, interest and fees owing to the company. Prepaid expenses and other assets include amounts accrued to reflect the straight-lining of long-term contracted revenues and capitalized lease values in accordance with accounting guidelines and U.S. intangible assets increased during the year due largely to the acquisition of Multiplex. Restricted cash represents cash balances placed on deposit in connection with financing arrangements and insurance contracts, including the defeasement of long-term property-specific mortgages. The distribution of these assets among our business units is presented in the tables on page 72.

Goodwill

Goodwill represents purchase consideration that is not specifically allocated to the tangible and intangible assets being acquired. The balance as at December 31, 2007 includes $694 million of goodwill incurred on the acquisition of Multiplex Group during the fourth quarter of 2007 as discussed within the Property Operations segment; and $593 million of goodwill incurred on the acquisition of Longview Fibre Company during the second quarter of 2007 as discussed within the Infrastructure segment. Goodwill as at December 31, 2006 included an amount of $483 million that arose from the purchase of a transmission system in Chile during 2006. We commenced equity accounting this investment in June 2007 and accordingly no longer present this amount as goodwill as it is imbedded within the carrying value of the investment.

Property, Plant and Equipment

	Book Value
AS AT DECEMBER 31 (MILLIONS)	2007	2006
Commercial properties	$20,984	$16,058
Power generation	5,137	4,309
Infrastructure	3,046	2,940
Development and other properties	7,573	4,156
Other plant and equipment	1,050	619
	$37,790	$28,082

The changes in these balances are discussed within each of the relevant business units within the Description of Operating Platforms section. Commercial properties includes, office and retail property assets. Development and other properties include opportunity investments, residential properties, properties under development and properties held for development.

Securities

Securities include $1.6 billion (2006 – $1.5 billion) of largely fixed income securities held through our insurance operations, as well as our $182 million (2006 – $182 million) common share investment in Canary Wharf Group, which is included in our core office property operations and continues to be carried at historic cost.

Loans and Notes Receivable

Loans and notes receivable consist largely of loans advanced by our bridge lending operations, included in specialty funds.

70 Brookfield Asset Management | 2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the company’s cash flows on a consolidated basis:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006
Operating activities	$3,397	$984
Financing activities	4,392	8,380
Investing activities	(7,432)	(9,111)
Increase in cash and cash equivalents	$357	$253

Operating Activities

Cash flow from operating activities is reconciled to the operating cash flow measure utilized elsewhere in this report as follows:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006
Operating cash flow	$1,907	$1,801
Adjust for:
Net change in working capital balances and other	1,254	(418)
Dividends from Canary Wharf Group	—	(87)
Realization gains	(231)	(633)
Undistributed non-controlling interests in cash flow	467	321
Cash flow from operating activities	$3,397	$984

Operating cash flow is discussed in detail elsewhere in this report. Changes in working capital balances reflect the sale of exchangeable debentures for approximately $750 million and an increase in accounts payable of $716 million that represents the amount to be paid in 2008 for the purchase of a retail portfolio completed in 2007.

We retained $467 million (2006 – $321 million) of operating cash flow within our consolidated subsidiaries in excess of that distributed by way of dividends.

Financing Activities

Financing activities generated $4.4 billion of cash during 2007, compared with $8.4 billion in 2006. During the year, we completed a number of property-specific financings within our property, power and infrastructure operations, including a major core office property refinancing which lengthened our maturity profile, and financing for the U.S. Pacific Northwest timberlands acquired during the year. Financing proceeds also includes borrowings at the subsidiary level incurred in connection with the Multiplex acquisition.

During 2007, we increased corporate borrowings by $476 million to establish funding for our acquisition of Multiplex. We also redeemed higher cost securities during the first and third quarters of the year and repurchased 4.9 million common shares under issuer bids.

We paid shareholder distributions to holders of our common and preferred shares totalling $316 million (2006 – $258 million), and repurchased common shares issued by our core office and residential property subsidiaries.

Investing Activities

We invested net capital of $7.4 billion on a consolidated basis during 2007, compared with a net investment of $9.1 billion during 2006. We increased our investment in office properties within our core office and opportunity property groups, and invested additional capital through the acquisition and development of power facilities. The most significant acquisitions included that of Multiplex, a major retail property portfolio in Brazil and U.S. timberlands.

Brookfield Asset Management | 2007 ANNUAL REPORT 71

RECONCILIATION OF SEGMENTED DISCLOSURE TO CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet	AS AT DECEMBER 31, 2007
(MILLIONS)	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Cash and Financial Assets	Other Assets	Corporate	Consolidated
Assets
Operating assets
Property, plant and equipment
Commercial properties	$20,984	$—	$—	$—	$—	$—	$—	$—	$—	$20,984
Power generation	—	5,137	—	—	—	—	—	—	—	5,137
Infrastructure	—	—	3,046	—	—	—	—	—	—	3,046
Development and other properties	—	—	106	7,389	—	78	—	—	—	7,573
Other plant and equipment	18	—	—	—	632	398	2	—	—	1,050
Securities	182	—	—	—	—	1,646	—	—	—	1,828
Loans and notes receivable	—	—	—	—	856	53	—	—	—	909
Cash and cash equivalents	470	77	38	305	74	237	360	—	—	1,561
Financial assets	—	707	—	(41)	180	—	683	—	—	1,529
Investments	382	—	535	30	194	194	17	—	—	1,352
Accounts receivable and other	2,585	848	119	1,398	800	1,208	305	1,837	—	9,100
Goodwill	694	33	591	—	—	37	—	173	—	1,528
Total assets	$25,315	$6,802	$4,435	$9,081	$2,736	$3,851	$1,367	$2,010	$—	$55,597
Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$—	$2,048	$2,048
Property-specific financing	13,722	3,488	1,796	2,638	—	—	—	—	—	21,644
Other debt of subsidiaries	3,180	797	9	1,364	637	371	394	—	711	7,463
Accounts payable and other liabilities	3,155	879	668	876	434	1,877	65	—	3,148	11,102
Capital securities	—	—	—	—	—	—	—	—	1,570	1,570
Non-controlling interests in net assets	455	213	317	662	528	267	41	—	1,773	4,256
Preferred equity	—	—	—	—	—	—	—	—	870	870
Common equity / net invested capital	4,803	1,425	1,645	3,541	1,137	1,336	867	2,010	(10,120)	6,644
Total liabilities and shareholders’ equity	$25,315	$6,802	$4,435	$9,081	$2,736	$3,851	$1,367	$2,010	$—	$55,597

	AS AT DECEMBER 31, 2006
(MILLIONS)	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Cash and Financial Assets	Other Assets	Corporate	Consolidated
Assets
Operating assets
Property, plant and equipment
Commercial properties	$16,058	$—	$—	$—	$—	$—	$—	$—	$—	$16,058
Power generation	—	4,309	—	—	—	—	—	—	—	4,309
Infrastructure	—	—	2,940	—	—	—	—	—	—	2,940
Development and other properties	63	—	111	3,984	—	(2)				4,156
Other plant and equipment	—	—	—	—	453	166	—	—	—	619
Securities	182	—	—	—	29	1,500	—	—	—	1,711
Loans and notes receivable	—	—	—	—	645	6	—	—	—	651
Cash and cash equivalents	11	86	35	407	42	318	305	—	—	1,204
Financial assets	—	532	81	(15)	23	—	1,044	—	—	1,665
Investments	—	—	157	—	160	439	19	—	—	775
Accounts receivable and other	917	436	526	537	445	990	305	1,808	—	5,964
Goodwill	—	27	483	—	—	33	—	113	—	656
Total assets	$17,231	$5,390	$4,333	$4,913	$1,797	$3,450	$1,673	$1,921	$—	$40,708
Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$—	$1,507	$1,507
Property-specific financing	11,265	2,704	1,974	1,205	—	—	—	—	—	17,148
Other debt of subsidiaries	908	684	596	981	175	67	74	—	668	4,153
Accounts payable and other liabilities	945	419	317	435	250	1,914	446	—	1,771	6,497
Capital securities	—	—	—	—	—	—	—	—	1,585	1,585
Non-controlling interests in net assets	340	215	582	509	190	65	4	—	1,829	3,734
Preferred equity	—	—	—	—	—	—	—	—	689	689
Common equity / net invested capital	3,773	1,368	864	1,783	1,182	1,404	1,149	1,921	(8,049)	5,395
Total liabilities and shareholders’ equity	$17,231	$5,390	$4,333	$4,913	$1,797	$3,450	$1,673	$1,921	$—	$40,708

72 Brookfield Asset Management | 2007 ANNUAL REPORT

Results from Operations	FOR THE YEAR ENDED DECEMBER 31, 2007
(MILLIONS)	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$415	$—	$—	$—	$—	$—	$—	$—	$—	$415
Revenues less direct operating costs
Commercial properties	—	1,548	—	—	—	—	—	—	—	1,548
Power generation	—	—	611	—	—	—	—	—	—	611
Infrastructure	—	—	—	290	—	—	—	—	—	290
Development and other properties	—	—	—	7	419	—	(9)	1	—	418
Specialty funds	—	—	—	—	—	370	—	—	—	370
Investment and other income	—	18	—	21	(7)	11	213	370	—	626
Realization gains	—	—	—	—	—	—	—	—	231	231
	415	1,566	611	318	412	381	204	371	231	4,509
Expenses
Interest	—	843	289	174	72	22	50	7	329	1,786
Asset management and other operating costs	—	—	—	—	—	—	7	—	457	464
Current income taxes	—	10	7	4	(18)	4	42	—	19	68
Non-controlling interests	—	84	54	38	57	14	1	—	388	636
Net income before the following	415	629	261	102	301	341	104	364	(962)	1,555
Dividends	—	—	—	—	—	—	21	—	—	21
Xstrata debenture gain	—	—	—	—	—	—	—	331	—	331
Cash flow from operations	415	629	261	102	301	341	125	695	(962)	1,907
Allocation of fees on Brookfield capital	280	(146)	(68)	(26)	(22)	(18)	—	—	—	—
	695	483	193	76	279	323	125	695	(962)	1,907
Less: asset management expenses	(264)	—	—	—	—	—	—	—	264	—
non-controlling interests	(65)	—	—	—	—	—	—	—	65	—
Cash flow from operations	$366	$483	$193	$76	$279	$323	$125	$695	$(633)	$1,907

	FOR THE YEAR ENDED DECEMBER 31, 2006
(MILLIONS)	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$257	$—	$—	$—	$—	$—	$—	$—	$—	$257
Revenues less direct operating costs
Commercial properties	—	936	—	—	—	—	—	—	—	936
Power generation	—	—	620	—	—	—	—	—	—	620
Infrastructure	—	—	—	200	—	—	—	—	—	200
Development and other properties	—	—	—	6	466	—	(2)	—	—	470
Specialty funds	—	—	—	—	—	228	—	—	—	228
Investment and other income	—	—	—	—	—	1	18	413	—	432
Realization gains	—	—	—	—	—	—	—	—	633	633
	257	936	620	206	466	229	16	413	633	3,776
Expenses
Interest	—	457	235	109	53	13	32	—	286	1,185
Asset management and other operating costs	—	—	—	—	—	—	17	—	316	333
Current income taxes	—	6	2	8	93	3	3	—	27	142
Non-controlling interests	—	5	46	20	74	49	10	17	247	468
Net income before the following	257	468	337	69	246	164	(46)	396	(243)	1,648
Dividends	—	87	—	—	—	—	66	—	—	153
Cash flow from operations	257	555	337	69	246	164	20	396	(243)	1,801
Allocation of fees on Brookfield capital	226	(121)	(62)	(8)	(21)	(14)	—	—	—	—
	483	434	275	61	225	150	20	396	(243)	1,801
Less: asset management expenses	(192)	—	—	—	—	—	—	—	192	—
non-controlling interests	(54)	—	—	—	—	—	—	—	54	—
Cash flow from operations	$237	$434	$275	$61	$225	$150	$20	$396	$3	$1,801

Brookfield Asset Management | 2007 ANNUAL REPORT 73

PART 8 – SUPPLEMENTAL INFORMATION

This section contains information required by applicable continuous disclosure guidelines and to facilitate additional analysis.

CONTRACTUAL OBLIGATIONS

The following table presents the contractual obligations of the company by payment periods:

		Payments Due by Period
(MILLIONS)	Total	Less than One Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long-term debt
Property-specific mortgages	$21,644	$4,336	$2,911	$5,959	$8,438
Other debt of subsidiaries	7,463	1,872	3,333	339	1,919
Corporate borrowings	2,048	416	233	362	1,037
Capital securities	1,570	—	199	246	1,125
Lease obligations	27	5	10	6	6
Commitments	1,068	1,068	—	—	—
Interest expense [1]
Long-term debt	10,130	1,916	2,710	1,834	3,670
Capital securities	541	81	162	133	165
Interest rate swaps	213	73	37	32	71

1	Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates

Contractual obligations include $1,068 million (2006 – $1,074 million) of commitments by the company and its subsidiaries provided in the normal course of business, including commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations, of which $95 million is included as liabilities in the consolidated balance sheets and the balance treated as contingent obligations.

OFF BALANCE SHEET ARRANGEMENTS

We conduct our operations primarily through entities that are fully or proportionately consolidated in our financial statements. We do hold non-controlling interests in entities which are accounted for on an equity basis, as are interests in some of our funds, however we do not guarantee any financial obligations of these entities other than our contractual commitments to provide capital to a fund, which are limited to predetermined amounts.

We utilize various financial instruments in our business to manage risk and make better use of our capital. The fair values of these instruments that are reflected on our balance sheets, are disclosed in Note 18 to our Consolidated Financial Statements and under Financial and Liquidity Risks beginning on page 42.

RELATED-PARTY TRANSACTIONS

In the normal course of operations, the company enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements. There were no such transactions, individually or in aggregate, that were material to our overall operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, critical accounting policies and estimates utilized in the normal course of preparing the company’s financial statements require the determination of future cash flows utilized in assessing net recoverable amounts and net realizable values; depreciation and amortization; value of goodwill and intangible assets; ability to utilize tax losses; the determination of the primary beneficiary of variable interest activities; effectiveness of financial hedges for accounting purposes; and fair values for disclosure purposes.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in

74 Brookfield Asset Management | 2007 ANNUAL REPORT

interest rates and other factors, some of which are highly uncertain, as described in the analysis of Business Environment and Risks beginning on page 41 and in the section entitled Financial and Liquidity Risk beginning on page 42. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on the company’s financial statements in a meaningful way. For further reference on critical accounting policies, see our significant accounting policies contained in Note 1 and Changes in Accounting Policies as described below.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments

In 2005, the CICA issued five new accounting standards: Handbook Section 1530, Comprehensive Income (Section 1530), Handbook Section 3251, Equity (Section 3251), Handbook Section 3855, Financial Instruments – Recognition and Measurement (Section 3855), Handbook Section 3865, Hedges (Section 3865) and Handbook Section 3861, Financial Instruments – Disclosure and Presentation (Section 3861), which provides disclosure and presentation requirements related to the aforementioned standards. These new standards became effective for the company on January 1, 2007.

Comprehensive Income

Section 1530 introduces Comprehensive Income which represents changes in Shareholders’ Equity during a period arising from transactions and other events with non-owner sources. Other Comprehensive Income (“OCI”) includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, unrealized gains and losses on derivatives designated to hedge self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. The Annual Consolidated Financial Statements include a Statement of Comprehensive Income. Accumulated Other Comprehensive Income (“AOCI”), is presented as a new category of Shareholders’ Equity in the Consolidated Balance Sheets.

Equity

Section 3251, Equity (Section 3251) establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements of this section are in addition to those noted above in Section 1530. This standard requires the disclosure of both the changes in equity during the periods presented and the components of equity as at the end of the periods presented. As a result of adopting this standard, AOCI has been presented as a separate component of common equity.

Financial Instruments – Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when the company becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related-party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities. Transaction costs related to held-for-trading financial assets or liabilities are expensed as incurred. For other financial instruments, transaction costs are capitalized on initial recognition and amortized using the effective interest method of amortization.

Financial assets and financial liabilities held-for-trading are measured at fair value with gains and losses recognized in income in the period in which they arise. Available-for-sale financial assets are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in OCI in the period in which they arise. Financial assets classified as held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading will be measured at amortized cost using the effective interest method of amortization. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost. The company classifies financial instruments using their applicable default categories except when, in the opinion of management, alternative classification results in a more relevant accounting treatment of the specific instrument.

Derivative instruments are recorded on the balance sheet at fair value, including those derivatives that are embedded in financial instruments or other contracts that are not closely related to the host financial instrument or contract. Changes in the fair values of derivative instruments are recognized in Net Income, except for effective derivatives that are designated as cash flow hedges and hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation not classified as held-for-trading, the fair value change for which are recognized in OCI.

Brookfield Asset Management | 2007 ANNUAL REPORT 75

Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Instruments that are classified as held-for-trading by way of this “fair value option” must have reliably measurable fair values.

The company accounts for securities transactions using trade date accounting. Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.

Hedges

Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in Net Income. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in Net Income. The amounts recognized in AOCl will be reclassified to Net Income in the periods in which Net Income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging derivative is recognized in OCI and the ineffective portion is recognized in Net Income.

For hedging relationships existing prior to adopting Section 3865 that are continued and qualify for hedge accounting under the new standard, the transition accounting is as follows: (i) Fair value hedges – any gain or loss on the hedging instrument is recognized in the opening balance of retained earnings on transition and the carrying amount of the hedged item is adjusted by the cumulative change in fair value that reflects the designated hedged risk and the adjustment is included in the opening balance of retained earnings on transition; and (ii) Cash flow hedges and hedges of a net investment in a self-sustaining foreign operation – any gain or loss on the hedging instrument that is determined to be the effective portion is recognized in AOCl and the ineffectiveness in the past periods is included in the opening balance of retained earnings on transition.

Deferred gains or losses on the hedging instrument with respect to hedging relationships that were discontinued prior to the transition date but qualify for hedge accounting under the new standards will be recognized in the carrying amount of the hedged item and amortized to Net Income over the remaining term of the hedged item for fair value hedges, and for cash flow hedges it will be recognized in AOCl and reclassified to Net Income in the same period during which the hedged item affects Net Income. However, for discontinued hedging relationships that do not qualify for hedge accounting under the new standards, the deferred gains and losses are recognized in the opening balance of retained earnings on transition.

Impact of Adopting Sections 1530, 3251, 3855, 3861 and 3865

The company recorded a transition adjustment effective January 1, 2007, attributable to the following: (i) an increase of $292 million, net of taxes, to opening retained earnings for financial instruments classified as held-for-trading, which includes embedded derivatives in financial instruments and contracts that were not previously recorded at fair value; (ii) recognition of $185 million, net of taxes, in AOCI related to the unrealized gain on available-for-sale financial instruments, effective cash flow hedges and hedges of net investments in self-sustaining foreign operations; and (iii) reclassification of $42 million of net foreign currency losses to AOCI, previously classified as the cumulative translation adjustment in Shareholders’ Equity. The impact during the year is described in the Consolidated Statements of Comprehensive Income. Net income during 2007 was reduced by $331 million representing the transitional adjustment in respect of securities sold during the year that would have been recognized under the previous accounting policies.

Accounting Changes

Effective January 1, 2007 the company adopted CICA Handbook Section 1506, Accounting Changes. The new standard sets out the conditions that must be met for a change in accounting policy to be applied in accordance with GAAP, specifies how such changes should be applied and requires disclosure of the impact of changes in accounting policies. The standard also specifies that changes in accounting estimate be recognized prospectively in net income and requires disclosure of the impact of a change in estimate on the current and future periods. The adoption of this standard did not have a material impact on the consolidated financial statements.

76 Brookfield Asset Management | 2007 ANNUAL REPORT

Variability In Variable Interest Entities

On September 15, 2006, the Emerging Issues Committee issued Abstract No. 163, Determining the Variability to be Considered in Applying AcG-15 (EIC-163). This EIC provides additional clarification on how to analyze arrangements identified as potential variable interests. EIC-163 was effective for the company on April 1, 2007. The implementation of EIC-163 did not have a material impact to the consolidated financial position or results of operations.

Debt Instruments with Embedded Derivatives

On March 5, 2007, the Emerging Issues Committee issued Abstract No. 164, Convertible and Other Debt Instruments with Embedded Derivatives (EIC-164). The EIC provides guidance on how the issuer should account for the financial statement presentation of the instrument, embedded derivatives within the hybrid instrument, the future tax aspects of the instrument and how the instrument is to be treated in earnings per share computations. The implementation of EIC-164 did not have a material impact to the consolidated financial position or results of operations.

ASSESSMENT AND CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management has evaluated the effectiveness of the company’s internal control over financial reporting. Refer to Management’s Report on Internal Control over Financial Reporting. There have been no changes in our internal control over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect the internal control over financial reporting.

DISCLOSURE CONTROLS

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the Canadian Securities Administrators Multilateral Instrument 52-109). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2007 in providing reasonable assurance that material information relating to the company and the consolidated subsidiaries would be made known to them within those entities.

CORPORATE DIVIDENDS

The distributions paid by Brookfield on outstanding securities during the past three years are as follows:

	Distribution per Security
	2007	2006	2005
Class A Common Shares [1]	$0.47	$0.40	$0.26
Class A Preferred Shares
Series 2	0.99	0.88	0.63
Series 3 [2]	—	—	2,012.46
Series 4 + Series 7	0.99	0.88	0.63
Series 8	1.10	1.10	0.74
Series 9	1.01	1.25	1.16
Series 10	1.34	1.27	1.19
Series 11	1.28	1.22	1.14
Series 12	1.26	1.19	1.12
Series 13	0.99	0.88	0.63
Series 14	3.57	3.10	2.25
Series 15	1.15	1.00	0.65
Series 17 [3]	1.11	0.12	—
Series 18 [4]	0.71	—	—
Preferred Securities
Due 2050 [5]	0.01	1.85	1.73
Due 2051 [6]	0.95	1.84	1.71

1	Adjusted to reflect three-for-two stock split
2	Redeemed November 8, 2005
3	Issued November 20, 2006
4	Issued May 9, 2007
5	Redeemed January 2, 2007
6	Redeemed July 3, 2007

Brookfield Asset Management | 2007 ANNUAL REPORT 77

QUARTERLY RESULTS

Net income and operating cash flows for the eight recently completed quarters are as follows:

	2007				2006
(MILLIONS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenues	$3,158	$2,219	$2,125	$1,841	$2,904	$1,405	$1,405	$1,183
Fees earned	92	96	95	132	70	64	69	54
Revenues less direct operating costs
Commercial property	414	350	396	388	322	194	208	212
Power generation	148	105	170	188	142	122	156	200
Infrastructure	33	54	114	89	70	80	30	20
Development and other properties	115	40	117	146	164	107	129	70
Specialty funds	233	16	59	62	131	29	29	39
Investment and other income	133	248	116	129	78	180	84	90
Realization gains	204	—	27	—	528	79	—	26
	1,372	909	1,094	1,134	1,505	855	705	711
Expenses
Interest	510	454	424	398	420	291	250	224
Asset management and other operating costs	141	108	105	110	108	70	84	71
Current income taxes	28	(6)	26	20	68	23	37	14
Non-controlling interest in net income before the following	124	103	204	205	142	108	118	100
Net income before the following	569	250	335	401	767	363	216	302
Equity accounted income (loss) from investments	(4)	—	(29)	(39)	(10)	(7)	3	(22)
Depreciation and amortization	(294)	(250)	(267)	(223)	(233)	(136)	(127)	(104)
Provisions and other	(95)	(33)	11	5	(37)	4	70	20
Future income taxes	35	11	(69)	(65)	3	(49)	(86)	(71)
Non-controlling interests in the foregoing items	135	115	172	116	121	70	59	54
Net income	$346	$93	$153	$195	$611	$245	$135	$179

For the three months ended December 31, 2007, we reported operating cash flow of $575 million, compared to $859 million during the same period in 2006 as shown in the table on the following page and reported net income of $346 million and $611 million for the same periods in 2007 and 2006, respectively.

The results for the three months ended December 31, 2006 included $528 million of realization gains whereas the results for the fourth quarter of 2007 included $204 million of realization gains. The contribution from specialty funds during the fourth quarter of 2007 included a $231 million disposition gain within our restructuring operations whereas the 2006 results from the same unit included a $59 million net contribution from the settlement of an outstanding trade negotiations involving one of our investee companies. Commercial property operations contributed a higher level of operating cash flow due to acquisitions completed in the fourth quarter of both 2006 and during 2007. Cash flow from commercial property operations in 2006 included an $87 million dividend from Canary Wharf, which represents an important component of our European property operations.

Commercial office property operations tend to produce consistent results throughout the year due to the long-term nature of the contractual lease arrangements. Quarterly seasonality does exist in our residential property and power generation operations. With respect to our residential operations, the fourth quarter tends to be the strongest as this is the period during which most of the construction is completed and homes are delivered. With respect to our power generation operations, seasonality exists in water inflows and pricing. During the fall rainy season and spring thaw, water inflows tend to be the highest leading to higher generation during those periods; however prices tend not to be as strong as the summer and winter seasons due to the more moderate weather conditions during those periods and associated reductions in demand for electricity. We periodically record realization and other gains, special distributions, as well as gains on losses or any unhedged financial positions throughout our operations and, while the timing of these items is difficult to predict, the dynamic nature of our asset base tends to result in these items occurring on a relatively frequent basis.

78 Brookfield Asset Management | 2007 ANNUAL REPORT

Cash flow from operations for the last eight quarters are as follows:

	2007				2006
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income before the following	$569	$250	$335	$401	$767	$363	$216	$302
Dividends from equity accounted investments	6	5	5	5	5	5	51	5
Dividends from Canary Wharf	—	—	—	—	87	—	—	—
Exchangeable debenture gain	—	66	100	165	—	—	—	—
Cash flow from operations and gains	575	321	440	571	859	368	267	307
Preferred share dividends	12	13	10	9	8	7	10	10
Cash flow to common shareholders	$563	$308	$430	$562	$851	$361	$257	$297
Common equity – book value	$6,644	$6,328	$6,337	$6,061	$5,395	$4,905	$4,721	$4,663
Common shares outstanding [1]	583.6	581.0	583.6	582.2	581.8	581.0	580.2	579.8
Per common share [1]
Cash flow from operations	$0.94	$0.52	$0.72	$0.93	$1.42	$0.60	$0.43	$0.50
Net income	0.56	0.13	0.24	0.31	1.01	0.40	0.20	0.29
Dividends	0.12	0.12	0.12	0.11	0.11	0.11	0.11	0.07
Book value	11.64	11.17	11.07	10.59	9.37	8.60	8.31	8.19
Market trading price (NYSE)	35.67	38.50	39.90	34.84	32.12	29.56	27.08	24.47
1	Adjusted to reflect three-for-two stock split

ADDITIONAL SHARE DATA

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006
Net income	$787	$1,170
Preferred share dividends	(44)	(35)
Net income available for common shareholders	$743	$1,135
Weighted average – common shares	582	580
Dilutive effect of the conversion of notes and options using treasury stock method	17	18
Common shares and common share equivalents	599	598

Issued and Outstanding Common Shares

The number of issued and outstanding common shares changed as follows:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2007	2006
Outstanding at beginning of year	581.8	579.6
Issued (repurchased)
Dividend reinvestment plan	0.1	0.1
Management share option plan	4.9	2.4
Issuer bid purchases	(5.0)	(0.3)
Acquisition	1.8	—
Outstanding at end of year	583.6	581.8
Unexercised options	27.4	29.0
Total diluted common shares at end of year	611.0	610.8

In calculating our book value per common share, the cash value of our unexercised options of $469 million (2006 – $328 million) is added to the book value of our common share equity of $6,644 million (2006 – $5,395 million) prior to dividing by the total diluted common shares presented above.

Brookfield Asset Management | 2007 ANNUAL REPORT 79

ASSETS UNDER MANAGEMENT

The following tables set forth the assets, net invested capital and commitments managed by Brookfield, including the amounts managed on behalf of co-investors:

		Total Assets Under Management			Co-investor Interests		Brookfield’s
	Year		Net Invested	Committed	Net Invested	Committed	Ownership
AS AT DECEMBER 31, 2007 (MILLIONS)	Formed	Assets	Capital	Capital [1]	Capital	Capital	Level
Core and Value Add
U.S. Core Office [2]	2006	$7,650	$1,770	$1,950	$980	$1,025	62%
Canadian Core Office [2]	2005	1,641	866	866	650	650	25%
Multiplex Funds [3]	2007	2,530	924	924	623	623	various
West Coast Timberlands	2005	911	477	477	243	243	50%
East Coast Timber Fund	2006	205	117	117	72	72	45%
Transmission	2006	2,650	1,207	1,207	877	877	28%
Bridge Loan I	2003	1,082	1,082	1,435	661	814	41%
Bridge Loan II	2007	105	105	936	38	696	26%
Real Estate Finance	various	4,637	1,330	1,624	1,053	1,225	4-51%
Brookfield Real Estate Services Fund	2003	125	84	84	59	59	25%
		21,536	7,962	9,620	5,256	6,284
Opportunity and Private Equity
Real Estate Opportunity	2006	988	226	249	93	116	52%
Real Estate Opportunity II	2007	583	92	168	—	43	74%
Brazil Retail Property	2006	1,698	328	800	225	600	25%
Residential Properties – U.S. [4]	2007	1,384	400	400	200	200	29%
Tricap Restructuring I	2002	878	432	432	211	211	48%
Tricap Restructuring II	2006/7	660	380	842	240	542	36%
		6,191	1,858	2,891	969	1,712
Listed Securities and Fixed Income
Equity Funds	various	6,027	6,027	6,027	6,027	6,027	3%
Fixed Income Funds	various	20,210	20,210	20,210	20,210	20,210	na
		26,237	26,237	26,237	26,237	26,237
Total fee bearing assets/capital		53,964	36,057	38,748	$32,462	$34,233	na
Directly Held Non-Fee Bearing Assets
Core Office – North America [2]		10,357	2,149	2,149
Core Office – Europe		796	257	257
Core Office – Australia		6,078	987	987
Residential Properties – Canada 2 / Brazil		1,525	200	200
Power Generation – North America		5,994	901	901
Power Generation – Brazil		808	524	524
Timber – U.S.		2,462	674	674
Timber – Brazil		97	72	72
Transmission – Canada / Brazil		430	290	290
Other		11,829	6,695	6,695
		40,376	12,749	12,749
		$94,340	$48,806	$51,497
1	Includes incremental co-investment capital
2	Held by 51%-owned Brookfield Properties
3	Comprised of four funds with ownerships ranging from 20% to 25%
4	Held by 58%-owned Brookfield Homes

80 Brookfield Asset Management | 2007 ANNUAL REPORT

Internal Control Over Financial Reporting

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Brookfield Asset Management Inc. (“Brookfield”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management assessed the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2007, Brookfield’s internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in Brookfield’s internal control over financial reporting as of December 31, 2007. Management excluded from its assessment the internal control over financial reporting at Longview Fibre Inc. (“Longview”), Multiplex Group Limited (“Multiplex”), and Malzoni Properties Inc. (“Malzoni”), which were acquired during 2007, whose total assets, net assets, total revenues, and net income on a combined basis constitute approximately 22%, 39%, 11% and nil% respectively of the consolidated financial statement amounts as of and for the year ended December 31, 2007.

Management’s assessment of the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2007, has been audited by Deloitte & Touche, LLP, Independent Registered Chartered Accountants, who also audited Brookfield’s Consolidated Financial Statements for the year ended December 31, 2007. As stated in the Report of Independent Registered Chartered Accountants, Deloitte & Touche, LLP expressed an unqualified opinion on Brookfield’s internal control over financial reporting as of December 31, 2007.

Toronto, Canada	J. Bruce Flatt	Brian D. Lawson
March 13, 2008	Chief Executive Officer	Chief Financial Officer

Brookfield Asset Management | 2007 ANNUAL REPORT 81

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the internal control over financial reporting of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Longview Fibre Company (“Longview”), Multiplex Group (“Multiplex”), and Malzoni Properties Inc. (“Malzoni”), which were acquired in 2007 and whose financial statements, on a combined basis, constitute approximately 39% and 22% of net and total assets, respectively, 11% of revenues, and nil% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at Longview, Multiplex, and Malzoni. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards, the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 13, 2008 expressed an unqualified opinion on those financial statements.

Toronto, Canada	Deloitte & Touche, LLP
March 13, 2008	Independent Registered Chartered Accountants
Licensed Public Accountants

82 Brookfield Asset Management | 2007 ANNUAL REPORT

Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of all aspects of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Canada, and where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements.

Deloitte & Touche, LLP, the independent registered chartered accountants appointed by the shareholders, have examined the consolidated financial statements set out on pages 84 through 115 in accordance with auditing standards generally accepted in Canada to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report is set out below.

The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are not officers or employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Toronto, Canada	J. Bruce Flatt	Brian D. Lawson
March 13, 2008	Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the consolidated balance sheets of Brookfield Asset Management Inc. (the “Company”) as at December 31, 2007 and 2006, and the consolidated statements of income, retained earnings, comprehensive income, accumulated other comprehensive income (loss) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

On March 13, 2008, we reported separately to the Board of Directors and Shareholders of Brookfield Asset Management Inc. that we have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles but which included a footnote providing a reconciliation of accounting principles generally accepted in Canada and the United States of America as it related to the Company.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Toronto, Canada	Deloitte & Touche, LLP
March 13, 2008	Independent Registered Chartered Accountants
Licensed Public Accountants

Brookfield Asset Management | 2007 ANNUAL REPORT 83